    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM 10

FILED PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      SPECIALTY PRODUCTS & INSULATION CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

       PENNSYLVANIA                                          23-1713012
      (State or other                                     (I.R.S. Employer
      jurisdiction of                                    Identification No.)
     incorporation or
       organization)

                               ----------------

  1097 COMMERCIAL AVENUE                                     17520-0576
       P.O. BOX 576                                          (Zip Code)
     EAST PETERSBURG,
       PENNSYLVANIA
   (Address of principal
    executive offices)

                               ----------------

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (717) 569-3900

                                    COPY TO:
                             THOMAS A. RALPH, ESQ.
                          CHRISTOPHER G. KARRAS, ESQ.
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                     PHILADELPHIA, PENNSYLVANIA 19103-2793
                                 (215) 994-4000

                               ----------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SPECIALTY PRODUCTS & INSULATION CO.

I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

FORM 10
ITEM NO.          ITEM CAPTION                 LOCATION IN INFORMATION STATEMENT
--------          ------------                 ---------------------------------
 1.       Business....................  "Summary," "Business" and "Management's
                                         Discussion and Analysis of Results of
                                         Operations and Financial Condition."
 2.       Financial Information.......  "Summary," "Selected Consolidated Financial
                                         Data" and "Management's Discussion and Analysis
                                         of Results of Operations and Financial
                                         Condition."
 3.       Properties..................  "Business."
 4.       Security Ownership of
          Certain Beneficial Owners
          and Management..............  "Principal Shareholders."
 5.       Directors and Executive       "Management."
          Officers....................
 6.       Executive Compensation......  "Management."
 7.       Certain Relationships and
          Related Transactions........  "Summary," "Management," and "Separation from
                                         Irex."
 8.       Legal Proceedings...........  "Business" and "Separation from Irex."
 9.       Market Price of and
          Dividends on the
          Registrant's Common Equity
          and Related Stockholder
          Matters.....................  "Dividend Policy" and "Description of Capital
                                         Stock."
11.       Description of Registrant's
          Securities to be
          Registered..................  "Description of Capital Stock."
12.       Indemnification of Directors
          and Officers................  "Management" and "Description of Capital Stock."
13.       Financial Statements and
          Supplementary Data..........  "Summary," "Selected Consolidated Financial
                                         Data," "Management's Discussion and Analysis of
                                         Results of Operations and Financial Condition"
                                         and "Index to Financial Statements."
15.       Financial Statements and
          Exhibits....................  "Index to Financial Statements."

                             INFORMATION STATEMENT

                          IREX CORPORATION'S SPIN-OFF

                                      OF

                      SPECIALTY PRODUCTS & INSULATION CO.
                    THROUGH A DISTRIBUTION OF COMMON STOCK

                                    TO THE

                   HOLDERS OF IREX CORPORATION COMMON STOCK

  This Information Statement is being furnished by Irex Corporation ("Irex") to its shareholders in connection with the distribution (the "Distribution") to such shareholders of one share of the common stock, par value $.01 per share ("Common Stock"), of Specialty Products & Insulation Co. ("SPI" or the "Company") for every fifty shares of common stock of Irex owned on the Record Date (as defined below). To effect the Distribution, Irex has caused 100% of the outstanding shares of SPI Common Stock (which were previously solely owned by Irex) to be distributed to the holders of Irex common shares. As a result of the Distribution, the Company has ceased to be a subsidiary of Irex and Irex no longer owns any shares of SPI Common Stock.

  Immediately following the Distribution, Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P. and Evercore Capital Offshore Partners L.P. (collectively, "Evercore") invested approximately $15.4 million in SPI in exchange for 7,113 shares of newly-issued SPI Common Stock, and certain officers of the Company acquired [up to 140] shares of newly-issued Common Stock. Evercore's investment in the Company, together with the amounts invested by SPI's management, shall be referred to herein as the "New Investment." As a result of the Distribution and the New Investment, approximately 55% of SPI's Common Stock is now owned by shareholders of Irex who received stock in the Distribution and by the Company's management, and approximately 45% of the Common Stock is owned by Evercore.

  Certificates for the Common Stock will be mailed on or about [November , 1998] to holders of record of Irex common stock at the close of business on [November , 1998] (the "Record Date"). The Company will not mail certificates for fractional shares, but instead, will repurchase such shares at a rate of $2,698.08 per share. No consideration will be paid by Irex shareholders for shares of Common Stock.

  Irex will receive an opinion of counsel to the effect that the Distribution is not taxable to Irex and its shareholders for federal income tax purposes. See "Separation from Irex--Federal Income Tax Consequences."

 NO VOTE OF IREX SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION.
  THEREFORE, WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO
                               SEND US A PROXY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

          THE DATE OF THIS INFORMATION STATEMENT IS NOVEMBER 5, 1998.

                         INFORMATION STATEMENT SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements and notes thereto appearing elsewhere in this Information Statement. For purposes of this Information Statement, the "Company" and "SPI"refer to Specialty Products & Insulation Co. and its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise indicated, the information contained in this Information Statement
(i) gives effect to the spin-off of the Company from its parent, Irex Corporation ("Irex"), through the pro rata distribution of 100% of the capital stock of the Company to the shareholders of Irex (the "Separation") and (ii) gives effect to the recapitalization of each share of the Company's previously issued common stock into [0.8532] shares of Common Stock.

                                  THE COMPANY

  The Company is a national distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products to commercial and industrial markets. The Company also offers customized fabrication, export and other value-added services related to its core product lines. The Company operates through a national network of 58 distribution centers, including ten fabrication facilities, at locations in 24 states. Through this network, the Company sells approximately 25,000 stock keeping units to more than 9,000 customers. Such customers include specialty contractors, facility owners, general contractors, original equipment manufacturers ("OEMs"), exporters and supply houses. The Company's principal product categories include piping and equipment insulation, as well as acoustical ceilings and specialty wall panels for use in new construction, maintenance, renovation and repair.These categories include the products of more than 150 manufacturers, including Armstrong World Industries, Owens Corning, Johns Manville, Dow Chemical and Pittsburgh Corning. Since commencing operations in the early 1980s, the Company has experienced significant growth as a result of its ability to capitalize on industry changes including, principally, an increased reliance on distributors by manufacturers and customers. Net sales of the Company increased from $118.4 million in 1995 to $158.5 million in 1997, and operating income grew from $4.1 million in 1995 to $7.0 million in 1997. In the first six months of 1998, net sales and operating income totalled $90.0 million and $3.7 million, respectively, as compared to $73.8 million and $2.7 million, respectively, in the first six months of 1997.

  Significant changes in the Company's markets have resulted in the emergence of an independent distribution channel. Independent distribution has reduced duplicative functions performed by both manufacturers and customers, allowing them to devote greater resources to their core competencies. Manufacturers have been able to reduce logistical costs, lower marketing expenses and better manage inventories by outsourcing the distribution function to independent distributors. Customers have also been able to lower operating costs, reduce their number of supply sources and gain high-quality, value-added services through the utilization of independent distributors. This evolution has produced markets which are highly fragmented and populated by many small local and regional distributors. However, the Company believes the industry is undergoing a significant trend toward consolidation as both manufacturers and customers seek to enhance efficiencies and reduce costs while maintaining high levels of product and service quality. The Company believes that large, national distributors with significant purchasing power, integrated information systems and relatively low infrastructure costs can offer greater value to customers and will be well positioned to benefit from the consolidation in this industry.

  Two key components of the Company's growth strategy have been acquisitions and openings of distribution and service centers ("distribution centers"). This strategy has enabled the Company to further penetrate existing markets, broaden its product and service capabilities and take advantage of current industry dynamics. For the five-year period ended December 31, 1997, the Company acquired 11 distribution operations, including three from affiliates, which together contributed approximately $13.2 million, or 8.3%, of the Company's 1997 net sales. During the same period, the Company opened 10 distribution centers, which together contributed approximately $12.3 million, or 7.8%, of the Company's 1997 net sales. Since January 1, 1998, the Company has completed three acquisitions and opened three distribution centers.

  The Company is committed to capitalizing on the expertise, knowledge and experience it has developed in its core markets to increase market share and profitability. In addition, the Company's operating strategy includes the following key elements:

 . Superior Customer Service. With distribution centers and sales forces in each area that it serves, the Company provides its customers with rapid delivery and localized service. The Company believes that providing a high level of customer service leads to long-term relationships with its customers.

 . National Network of Distribution Centers. The Company believes its national distribution network enables the Company to attract customers that have multiple locations, participate with key vendors in the development of national marketing and sales strategies, achieve geographic diversification and facilitate best-practice benchmarking as well as innovation and knowledge-sharing within the Company.

 . Strong Supplier Relationships. The Company believes its national presence, financial strength and partnering philosophy have enabled the Company to become the preferred distributor for many of its suppliers. The Company works with its suppliers to develop common expansion programs as well as customer-oriented product solutions.

 .   Low Cost of Operations. The Company believes that its volume of purchases and desirability as a vendor enable it to obtain purchase terms that are as favorable as those available to other large competitors. The Company is also able to realize advantages from the economies of large-scale operation in the areas of administrative processing, information systems, financing terms, technical expertise, inventory and working capital management.

 . Innovative and Committed Employees. Management believes the Company's corporate culture and values allow it to attract, develop and retain innovative and committed employees. The Company's senior management has an average of approximately 10 years' experience with the Company, and many of its sales and service staff have been working in the same markets for 10 years or more.

  The Company believes that its operating strategy provides a foundation for growth in each of the markets in which it participates. See "Business--Growth Strategy." The Company's growth strategy includes the following key elements:

 .  Increase Sales of Existing and Accessory Products. Management believes the
   Company's strengths and operating strategies will lead to increased sales to its existing customer base. The Company believes acquisitions, the opening of new distribution centers and other strategic initiatives will generate additional sales of existing products to new customers.

 . Open New Distribution Centers. The Company expects to continue to open new distribution centers as a result of new market opportunities, customer service requirements, supplier initiatives and strategic opportunities. As the Company continues to broaden its national distribution network, the Company believes that it will be able to capitalize on operating efficiencies and the benefits of large-scale operation.

 . Continue Acquisitions. The Company is committed to continuing its strategy to acquire distribution businesses with strong market positions, supplier support or attractive customer bases. Acquisitions allow the Company to accelerate revenue growth, expand its geographical presence, add product lines and technical expertise and achieve greater operating efficiencies.

 . Emphasize National Accounts. Management believes that the Company's national distribution network gives the Company a competitive advantage in securing national and multi-regional customers seeking to reduce vendors, outsource non-core operations, integrate supply and gain value-added services such as procurement and material management.

 . Add Product Lines. The Company intends to leverage its core product and technical expertise to add product lines which are complementary to those currently offered. The Company believes that its existing national distribution infrastructure enables it to add new product lines without incurring significant additional cost.

  The Company's executive offices are located at 1097 Commercial Avenue, East Petersburg, Pennsylvania 17520, and its telephone number is (717) 569-3900.

                              RECENT ACQUISITIONS

  On March 1, 1998, the Company acquired certain assets relating to the mechanical insulation distribution and fabrication operations of Extol of Texas, Inc., with service centers located in Houston and Corpus Christi, Texas ("Extol"), for approximately $5.6 million in cash. The acquisition was financed by borrowings from Irex. For the year ended December 31, 1997, Extol generated sales of approximately $13.2 million.

  On June 29, 1998, the Company acquired certain assets relating to the mechanical insulation distribution and fabrication operations of Presnell Insulation Co., Inc. ("Presnell") for cash consideration of approximately $1.0 million. Presnell has distribution centers in Charlotte, North Carolina, Birmingham, Alabama and Atlanta, Georgia. The acquisition was financed by borrowings from Irex. For the year ended December 31, 1997, Presnell generated sales of approximately $3.8 million.

  On October 26, 1998, the Company acquired the outstanding common stock of Paragon Industries, Inc. ("Paragon"), a distributor and laminator of numerous mechanical insulation, HVAC, metal building insulation and specialty products. The purchase price for Paragon was approximately $3.7 million (including the assumption of $1.7 million of debt). The acquisition was financed by borrowing from Irex. For the fiscal year ended March 31, 1998, Paragon generated sales of approximately $15.0 million.

                   THE DISTRIBUTION AND SEPARATION FROM IREX

  Since commencing operations in 1982, the Company has been a wholly-owned subsidiary of Irex. Through its operating subsidiaries other than the Company, Irex is primarily engaged in the business of specialty contracting throughout the United States and Canada. In January 1998, Irex announced plans to effect the Separation through a pro rata distribution of 100% of the capital stock of the Company to the shareholders of Irex. Immediately prior to the Separation, the Company declared a reverse stock split, whereby each share of the Company's previously-issued common stock was converted into [0.8532] shares of Common Stock. The reverse stock split reduced the Company's outstanding stock from 10,000 to [8,532] shares of Common Stock, all of which were held by Irex. Following this recapitalization, the Company effected the Separation by distributing such shares to the shareholders of Irex on the basis of one share of SPI Common Stock for every fifty Irex common shares held. The Company will issue certificates for such shares in November 1998. The Company will not issue certificates for fractional shares, but, instead, will repurchase such shares at a rate of $2,698.08 per share. As a result of the Separation and the New Investment (discussed below), all of the capital stock of the Company is owned by the shareholders of Irex who received shares of Common Stock in the Separation, the Company's management and by Evercore. See "Separation from Irex."

  The decision to effect the Separation was based on a number of factors. First, it will give both corporations greater managerial, operational and financial flexibility to focus on and respond to changing market conditions in their respective business environments. Second, the Company's ability to pursue and finance acquisitions and other business opportunities will be enhanced by operating independently. Third, financial advisors have advised Irex and the Company that equity capital necessary to meet the business needs of Irex and the Company can be most effectively raised by the Company following its Separation from Irex, rather than through financings by either Irex or the Company while Irex continued to hold a substantial equity interest in the Company. Fourth, management believes the Separation will assist the Company in serving certain customers. Through the specialty contracting businesses operated by its other subsidiaries, Irex competes with customers whose business is solicited by the Company, and the Company believes these customers will be more likely to purchase products from the Company after it is independent from Irex. Finally the Separation will enable the Company to provide its management and employees with incentive compensation in the form of direct and indirect equity ownership in the Company.

  In connection with the Separation, the Company has entered into several agreements with Irex and its subsidiaries setting forth the terms and conditions of the Separation and governing certain interim and longer-term relationships between the companies. See "Separation from Irex--Agreements with Irex."

                                 NEW INVESTMENT

  On November    , 1998 (the "Closing Date"), immediately following the
consummation of the Distribution, Evercore invested approximately $15.4 million in the Company in exchange for 7,113 shares of Common Stock of SPI. The purchase price per share of Common Stock was $2,158.46. As a result of the Distribution and such New Investment in the Company, as of the Closing Date approximately 55% of SPI Common Stock is owned by shareholders of Irex who received stock in the Distribution and approximately 45% of SPI Common Stock is owned by Evercore.

  The Company and Evercore are parties to a Stock Subscription Agreement, dated October 27, 1998 (the "Stock Subscription Agreement"), which contains certain provisions relating to the future control of the Board of Directors of SPI. The Stock Subscription Agreement also contains provisions restricting the Company's business dealings with affiliates, including Evercore, and gives Evercore and certain other owners of the Company's stock the right to demand the registration of their Common Stock. (See "New Investment".)

  In connection with the New Investment, the Company adopted amended and restated by-laws (the "By-laws") which contain certain provisions governing the voting rights of the Board of Directors. Under the By-laws, certain actions of the Board of Directors will require a supermajority vote of two-thirds of the authorized Directors of the Company (but not less than five Directors). Such actions include, but are not limited approval of mergers, acquisitions, dividends and the issuance of additional equity securities.

  In connection with the New Investment, SPI entered into a Note Purchase Agreement with Evercore (the "Evercore Note Purchase Agreement"), which, subject to the conditions set forth therein, will provide funding for up to 25% of the purchase price of certain acquisitions by SPI of related businesses, as well as for general corporate purposes. The Evercore Note Purchase Agreement provides for the immediate purchase by Evercore of $3.5 million of the Company's Adjustable Rate Junior Subordinated Pay-in-Kind-Notes due 2007 (the "ECP Notes"), bearing an interest rate of 11%. The proceeds of these Notes will be used for general corporate purposes. In addition, Evercore has agreed to purchase an aggregate additional amount of up to $20 million of the ECP Notes over a three year period to fund up to 25% of the purchase price of acquisitions, subject to certain conditions including a requirement that the Company have a ratio of indebtedness under its Credit Agreement to EBITDA in excess of 2.5 to 1.0. The Evercore Note Purchase Agreement contains a number of restrictive covenants, including covenants which limit transactions with affiliates and payments of dividends, and requires that the Company maintain a certain leverage ratio. All indebtedness of the Company under the Evercore Note Purchase Agreement will be subordinated and rank junior to all other indebtedness of the Company, other than trade indebtedness and indebtedness of the Company which is expressly ranked junior to the ECP Notes.

                         CERTAIN SPECIAL CONSIDERATIONS

  See "Certain Special Considerations" beginning on page 7 for a discussion of certain information that should be considered by shareholders of the Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following tables set forth summary historical and pro forma consolidated financial information of the Company as of and for the periods indicated. The pro forma balance sheet information assumes the New Investment ocurred on June 30, 1998. The pro forma income statement information assumes the New Investment occurred as of January 1, 1997. The summary consolidated financial information should be read in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes included elsewhere in this Information Statement.

                                                                 SIX MONTHS
                                     YEARS ENDED DECEMBER 31,  ENDED JUNE 30,
                                    -------------------------- ---------------
                                      1995     1996     1997    1997    1998
                                    -------- -------- -------- ------- -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................... $118,395 $141,800 $158,510 $73,833 $90,036
                                    -------- -------- -------- ------- -------
Gross profit.......................   25,892   31,110   34,252  15,902  20,056
                                    -------- -------- -------- ------- -------
Operating income...................    4,051    6,348    7,023   2,729   3,662
Interest expense, net..............    1,840    1,854    1,939     925   1,072
                                    -------- -------- -------- ------- -------
Income before income taxes.........    2,211    4,494    5,084   1,804   2,590
Income tax provision...............      918    1,810    2,077     736   1,062
                                    -------- -------- -------- ------- -------
Net income......................... $  1,293 $  2,684 $  3,007 $ 1,068 $ 1,528
                                    ======== ======== ======== ======= =======
Net income per share--basic........ $ 151.55 $ 314.58 $ 352.44 $125.18 $179.09
Net income per share--diluted...... $ 151.55 $ 314.58 $ 352.44 $125.18 $179.09
Weighted average number of common
 shares outstanding--basic.........    8,532    8,532    8,532   8,532   8,532
Weighted average number of common
 shares outstanding--diluted.......    8,532    8,532    8,532   8,532   8,532
PRO FORMA INCOME STATEMENT DATA
 (1):
Operating income...................                   $  7,023         $ 3,662
Interest expense, net..............                      1,747           1,034
                                                      --------         -------
Income before income taxes.........                      5,276           2,628
Income tax provision...............                      2,156           1,078
                                                      --------         -------
Net income.........................                   $  3,120         $ 1,550
                                                      ========         =======
Net income per share--basic........                   $ 197.66         $ 98.19
Net income per share--diluted......                   $ 197.66         $ 98.19
Weighted average number of common
 shares outstanding--basic.........                     15,785          15,785
Weighted average number of common
 shares outstanding--diluted.......                     15,785          15,785

                         AS OF DECEMBER 31, 1997          AS OF JUNE 30, 1998
                         ----------------------- -------------------------------------
                                 ACTUAL          ACTUAL  PRO FORMA (3) AS ADJUSTED (4)
                         ----------------------- ------- ------------- ---------------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........         $11,266         $ 9,991    $  (499)       $17,031
Total assets ...........          47,651          57,647     57,647         57,647
Total long-term debt
 (2)....................          26,493          31,107     31,107         27,442
Shareholder's equity....           9,180          10,630        140         14,295

--------
(1) Gives pro forma effect to the New Investment including the subordinated debt borrowings and the application of the estimated net proceeds therefrom as if such transactions had occurred on January 1, 1997.
(2) Total long-term debt includes notes payable to affiliate (both the long-term and current portions) and payable to affiliates, excluding the dividend payable to Irex, and subordinated debt borrowings.
(3) Represents actual data as of June 30, 1998 as adjusted to give effect to the $10.5 million planned dividend to Irex. Such dividend will be paid in a combination of $7.0 million of cash and $3.5 million of junior subordinated notes.
(4) Adjusted to reflect (i) the Separation, including the $10.5 million dividend to Irex (in the form of cash and notes), (ii) the New Investment private equity offering of 7,253 shares of Common Stock by the Company at an assumed offering price of $2,158.46 per share, (iii) the application of approximately $10.7 million of the net proceeds to the repayment of indebtedness (both long-term and payable to affiliates) as well as the partial repayment of indebtedness incurred in connection with the declaration of the $10.5 million dividend to Irex, (iv) the issuance of subordinated debt, and (v) the recapitalization of each share of the Company's previously issued common stock into 0.8532 shares of Common Stock.

                        CERTAIN SPECIAL CONSIDERATIONS

  Shareholders of Irex receiving shares of Common Stock as a result of the Separation should carefully consider the following special considerations as well as the other information set forth elsewhere in this Information Statement.

LACK OF INDEPENDENT OPERATING HISTORY

  The Company has no operating history independent of Irex. Prior to the Separation, the Company operated as a wholly owned subsidiary of Irex and relied on Irex for various financial, administrative and managerial services necessary for its operations. SPI also maintained a minimal executive, financial and administrative staff. As a result of the Separation, the Company will maintain its own lines of credit and banking relationships and perform its own financial, administrative and managerial functions without the benefit of such services. Irex will have no obligation to provide assistance to the Company except pursuant to certain agreements as described in "Separation from Irex--Agreements with Irex." While management believes that the Separation will have a positive impact on the Company, the Company may encounter financial, administrative, managerial or other difficulties as a result of its lack of independent operating history or the discontinuance of its reliance on the financial and other services of Irex. No assurance can be given that the Company, as an independent entity, will achieve operating results comparable to those prior to the Separation. See "Separation from Irex."

LIMITATIONS ON ABILITY TO RAISE EQUITY CAPITAL AND POTENTIAL DEPENDENCE ON DEBT FINANCING

  In order to preserve the tax-free status of the Separation, the Company's future ability to issue Common Stock may be limited under federal income tax laws for a period of at least two years following consummation of the Separation. The Company's limited ability to issue capital stock during such period (including its limited ability to issue Common Stock in connection with acquisitions) may require the Company to rely on other financing sources, such as bank credit facilities or debt offerings. Although the Company believes it can obtain financing necessary to maintain its acquisition and growth program, reliance on such alternative financing sources could adversely affect the Company's ability to continue its acquisition program, create significant debt service obligations and create other risks for the Company and its shareholders. No assurance can be given that the Company will be able to obtain the capital it will need to meet its operating needs and finance its acquisition program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategy."

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS; ABILITY TO MANAGE GROWTH

  The Company's growth strategy contemplates further acquisitions of distribution and related businesses. The Company's future success is dependent, in part, upon its ability to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully. Acquisitions involve special risks, including risks associated with unanticipated liabilities, diversion of management attention, possible adverse effects on earnings resulting from increased goodwill amortization, potential increased interest costs, dependence on retention, hiring and training of key personnel and difficulties relating to the integration of the acquired businesses. Although the Company believes that it can successfully implement its acquisition program, there can be no assurance that the Company will be able to identify or acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner to the extent necessary to fulfill the Company's growth strategy. The Company's ability to achieve and manage its growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins. Continued growth could place additional demands on the Company's administrative, operational and financial resources. There can be no assurance that the Company will be able to continue to achieve or manage growth effectively, or that future acquisitions will not have an adverse effect upon the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategy."

CONTROLLING SHAREHOLDER

  Evercore beneficially owns approximately 45% of the Common Stock of the Company. In addition, at all times prior to the third anniversary of the date of the New Investment, the Company has agreed to support the nomination to the Board of Directors of at least three persons recommended by Evercore (the "Evercore Directors"), so long as Evercore owns greater than 30% of the Common Stock. The Evercore Directors will effectively have the right to approve certain actions of the Company, including certain mergers, the issuance of additional securities and the declaration of dividends. Following the third anniversary of the date of the New Investment, Evercore may also seek to elect a majority of the Board of Directors. Circumstances may occur in which the interests of Evercore could be in conflict with the interests of the other shareholders of the Company.

SEASONALITY; INDUSTRY AND ECONOMIC CYCLES

  The Company's business is seasonal. The Company has in the past experienced seasonal fluctuations in sales and operating results from quarter to quarter. Operating results are weakest in the first calendar quarter because of the effects of winter weather on commercial and industrial construction and the consequent reduction in sales of mechanical insulation and architectural/acoustical products. Fluctuations in the Company's quarterly sales and operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Stock. See "Management's Discussion of Financial Condition and Results of Operations-- Seasonality and Quarterly Results of Operations."

  Some of the principal markets for the products and services offered by the Company are subject to cyclical economic fluctuations that generally affect pricing, availability and demand for mechanical insulation and architectural/acoustical products. Cyclical fluctuations could also affect growth rates in the markets served by the Company's customers, the availability of products from vendors and the availability of suitable acquisition candidates. As a result, changes in general economic conditions could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Seasonality and Cyclicality."

DEPENDENCE ON SUPPLIER RELATIONSHIPS

  The Company's distribution operations are materially dependent on its relationships with its suppliers. Generally, distribution agreements between the Company and its suppliers may be terminated without cause by the suppliers at any time. As a result, even the largest of the Company's suppliers could terminate the flow of its products to the Company at any time and the Company would have to obtain substitute products to maintain its reserves. Although management believes that the Company can maintain its relationships with its suppliers for the foreseeable future, there can be no assurance that it will be able to do so. The termination or limitation by any key supplier of its relationship with the Company could have a material adverse effect on the Company's business, operating results and financial condition.

POTENTIAL RISKS DUE TO CHANGES IN INDUSTRY TRENDS

  The distribution industry is undergoing significant change. Historically, distributors of mechanical insulation and architectural/acoustical products served primarily as suppliers and extensions of manufacturers' sales forces. In recent years, both manufacturers and customers have been relying increasingly on distributors such as the Company to reduce purchasing costs and provide a broad range of value-added services. As customers increasingly seek low-cost alternatives to traditional methods of purchasing and sources of supply, they are, among other things, reducing the number of their suppliers. Although the Company believes it can maintain current customer relationships, there can be no assurance that the Company will not lose customers, including key accounts, as existing customers reduce the number of distributors with which they do business. Also, distributors are consolidating to achieve economies of scale and increase efficiencies. This consolidation trend could cause the industry to become more competitive. The failure by the Company to respond effectively to such consolidation and increased competition or to other changes in the industry could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Industry Overview."

DEPENDENCE ON IREX INFORMATION SYSTEMS; POTENTIAL SYSTEMS CONVERSION; YEAR 2000 ISSUE

  The Company utilizes and will continue to utilize information systems provided by Irex, which play an integral role in product tracking, pricing and availability; order processing and shipping; distribution center operations; purchasing; inventory management; financial reporting; and other financial and operational functions. The Company has entered into an agreement with Irex pursuant to which Irex will provide information system services to the Company for at least 18 months and up to three years following the Separation. During such period the Company intends to evaluate its existing and future information system requirements and examine its options for obtaining such services. These options include, among others, continuing the existing relationship with Irex or replacing the Company's current systems. If the Company decides to install new information systems, there can be no assurance that it will be able to successfully implement, integrate and operate such systems without experiencing unanticipated delays, complications and expenses. Significant disruptions in the Company's information systems or the failure to successfully complete a conversion to new information systems on a timely basis could result in operational and financial disruptions and adversely affect the Company's business, operating results and financial condition. See "Business--Information Systems."

  The Company does not expect to have material exposure to Year 2000 conversion risks following the installation of an upgrade to its information system software scheduled for November 1998. This planned upgrade has been installed and tested by the software system vendor in other information systems and, as a result, the Company believes its information systems will be Year 2000 compliant following the upgrade. The Company is presently unable to determine the effects of Year 2000 compliance by its suppliers and customers, and the failure of suppliers or customers to address such issues effectively could have a material adverse effect on the Company. See "Business-- Information Systems."

POTENTIAL LIABILITY FOR TAXES RELATED TO THE SEPARATION

  In connection with the Separation, the Company entered into a tax sharing and indemnification agreement with Irex (the "Tax Agreement"). Under the Tax Agreement the Company is restricted, for a period of two years following the date of the Separation, from engaging in certain transactions, including certain issuances of stock, redemptions of stock or ceasing to engage in its trade or business, without first obtaining either a ruling from the Internal Revenue Service or an opinion from nationally recognized tax counsel that such transaction will not affect the tax-free nature of the Separation to Irex. The Tax Agreement also requires the Company to indemnify Irex (i) for certain tax liabilities attributable to the income or operations of the Company for periods prior to the consummation of the Separation, and (ii) for tax liabilities that may be incurred by Irex as a result of actions that the Company may undertake following the Separation that cause the Separation to be treated as a taxable transaction to Irex. Under recently enacted changes to the Internal Revenue Code applicable to spin-off distributions, a distributing corporation (Irex) will recognize gain on the appreciation in the stock of the distributed corporation (the Company) if the distribution is part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, 50% or more of the voting power or value of the stock of either corporation. There is a rebuttable presumption that any acquisitions of stock (including acquisitions through stock issuances by the Company) occurring during the period beginning two years before and ending two years after the Separation are part of such a plan (or series of related transactions). Such presumption may be rebutted by establishing that the Separation and acquisitions of such stock are not pursuant to a plan or series of related transactions. Although the Company does not expect these restrictions to materially inhibit its operations or growth opportunities, if there is a final determination that any or all of the distributions of Common Stock effected in connection with the Separation are taxable, the Company could become liable for a portion of the taxes due in connection with the Separation to the extent that such tax liability cannot be collected from Irex or the remaining members of the Irex consolidated group. See "Separation from Irex--Agreements with Irex--Tax Sharing and Indemnification Agreement."

LACK OF ARM'S-LENGTH BARGAINING ON AGREEMENTS WITH IREX

  The Company has entered into certain agreements with Irex and its subsidiaries (the "Separation Agreements") in connection with the Separation which set forth the terms of the Separation, the right to utilize

Irex's information system, tax sharing and indemnification, and benefits sharing. Although management of the Company believes that the terms of the Separation Agreements are fair to the Company, the terms of the Separation Agreements were fixed, in part, between Irex and the Company when they were parent and subsidiary and not independent parties negotiating on an arm's-length basis. Accordingly, there is no assurance that the terms of the Separation Agreements will be as favorable to the Company as those that might be obtained from an unaffiliated third party.

BENEFITS TO IREX AND ITS AFFILIATES AS A RESULT OF THE SEPARATION AND NEW INVESTMENT

  Irex and its affiliates other than the Company, none of which is affiliated with the Company, have received the following benefits as a result of the Separation and Offering: (i) a $10.5 million cash dividend declared by the Company to Irex immediately prior to the Separation, which dividend will be paid with $7 million in cash from the proceeds of the New Investment and the remainder through the execution of a $3.5 million subordinated note to Irex;
(ii) payment of approximately $7.2 million of debt owed by the Company as of June 30, 1998 to Irex or affiliates of Irex, which will be paid with proceeds of the New Investment; and (iii) payment of approximately $23.9 million owed to Irex as of June 30, 1998 pursuant to an intercompany account which the Company intends to pay with funds borrowed from a credit facility which it will enter into upon receiving the New Investment. See "Separation from Irex." The actual amounts of such intercompany accounts to be repaid will be determined as of the date of the consummation of the New Investment.

POTENTIAL INFLUENCE OF IREX C.E.O.

  Upon completion of the Offering and Separation, W. Kirk Liddell and his spouse will beneficially own approximately 6.2% of the Company's outstanding Common Stock. In addition, approximately 5.0% of the Company's outstanding Common Stock will be held by a custodian for Mr. Liddell's minor children. See "Principal Shareholders." Mr. Liddell serves on the Company's Board of Directors and is President, Chief Executive Officer and a director of Irex. As a result of his share ownership in SPI and positions with Irex and the Company, Mr. Liddell will be in a position to influence the business and affairs of Irex and the Company. To the extent the Company and Irex have differing interests, Mr. Liddell could be presented with conflicts of interests in his roles as a director of each company. There can be no assurance that actions of the Company taken in the context of such interests will be as favorable to the Company as actions taken in the absence of such conflicts.

COMPETITION

  The Company's markets are fragmented and highly competitive, and feature numerous distribution channels, including national, regional and local distributors; local supply houses; and direct sales by manufacturers. Many of the Company's competitors are smaller businesses that sell to customers in a limited geographic area; others are significant regional distributors. Certain of the Company's competitors sell identical or equivalent products at competitive prices. There can be no assurance that the Company will be able to compete successfully in the markets in which it operates.

DEPENDENCE ON KEY PERSONNEL

  The Company's operations are highly dependent on the skills, experience and efforts of its Chief Executive Officer and senior management, and the Company may depend on the senior management of any significant businesses it acquires in the future. Although the Company has entered into employment agreements containing confidentiality and non-competition provisions with its Chief Executive Officer and other members of its senior management, the business and prospects of the Company could be adversely affected if any of these persons does not continue in his position, and the Company is unable to attract and retain a qualified replacement. See "Management."

ANTI-TAKEOVER PROVISIONS

  The Company's restated articles of incorporation divide SPI's Board of Directors into three classes, each serving a multi-year term. By extending the period of time required to re-elect or replace the entire Board of Directors, such classification may have the effect of discouraging persons seeking to effect a takeover or assume control of the board. In addition, shares of the Company's Preferred Stock, par value $.01 per share (the "Preferred Stock"), may be issued by the Board of Directors without shareholder approval on such terms and conditions as the Board of Directors may determine. Should the Board of Directors elect to issue Preferred Stock, the rights of the holders of the Common Stock may be subject to, and may be adversely affected by, the rights of the holders of the Preferred Stock. The potential issuance of Preferred Stock could also have the effect of delaying, deterring or preventing a change of control of the Company. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Certain Provisions of the Pennsylvania Business Corporation Law."

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK

  There is no public market for the Common Stock. Although the Common Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an active or liquid trading market in the Common Stock will likely not develop. In addition, such registration may be terminated upon application of the Company to the Securities and Exchange Commission (the "Commission") if there are fewer than 300 record holders of the Common Stock. The Company anticipates that upon the consummation of the transactions contemplated herein, the Company will have fewer than 300 shareholders of record and that, if this is the case, it will seek to deregister the Common Stock under the Exchange Act. The termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Stock and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Common Stock. Such termination would reduce the information about the Company which is publicly available, and consequently, the public market for any publicly held stock of the Company would also likely be reduced.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial information presented below as of and for the years ended December 31, 1996 and December 31, 1997, and for the year ended December 31, 1995 has been derived from the audited consolidated financial statements of the Company included elsewhere in this Information Statement. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and related notes included elsewhere in this Information Statement. The historical financial information as of and for the years ended December 31, 1993 and December 31, 1994 and for the six months ended June 30, 1997 and June 30, 1998 and as of December 31, 1995 and June 30, 1998 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the information set forth therein.

  The pro forma financial information has been prepared on the basis of certain assumptions and estimates and may not be indicative of the results that would have been achieved if the recapitalization described herein and the New Investment had been effected on the dates indicated or that may be achieved in the future.

                                                                        SIX MONTHS
                                   YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                          ------------------------------------------- ---------------
                           1993     1994     1995     1996     1997    1997    1998
                          ------- -------- -------- -------- -------- ------- -------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net sales..............  $89,396 $101,895 $118,395 $141,800 $158,510 $73,833 $90,036
                          ------- -------- -------- -------- -------- ------- -------
 Gross profit...........   18,937   21,564   25,892   31,110   34,252  15,902  20,056
 Selling, general, and
  administrative
  expense...............   17,426   18,957   21,841   24,762   27,229  13,173  16,394
                          ------- -------- -------- -------- -------- ------- -------
 Operating income.......    1,511    2,607    4,051    6,348    7,023   2,729   3,662
 Interest expense, net..      913    1,194    1,840    1,854    1,939     925   1,072
                          ------- -------- -------- -------- -------- ------- -------
 Income before income
  taxes.................      598    1,413    2,211    4,494    5,084   1,804   2,590
 Income tax provision...      216      655      918    1,810    2,077     736   1,062
                          ------- -------- -------- -------- -------- ------- -------
 Net income ............  $   382 $    758 $  1,293 $  2,684 $  3,007 $ 1,068 $ 1,528
                          ======= ======== ======== ======== ======== ======= =======
 Net income per share-
  basic.................  $ 44.77 $  88.84 $ 151.55 $ 314.58 $ 352.44 $125.18 $179.09
 Net income per share-
  diluted...............  $ 44.77 $  88.84 $ 151.55 $ 314.58 $ 352.44 $125.18 $179.09
 Weighted average number
  of common shares
  outstanding--basic....    8,532    8,532    8,532    8,532    8,532   8,532   8,532
 Weighted average number
  of common shares
  outstanding--diluted..    8,532    8,532    8,532    8,532    8,532   8,532   8,532
PRO FORMA INCOME
 STATEMENT DATA (1):
 Operating income.......                                     $  7,023         $ 3,662
 Interest expense, net..                                        1,747           1,034
                                                             --------         -------
 Income before income
  taxes.................                                        5,276           2,628
 Income tax provision...                                        2,156           1,078
                                                             --------         -------
 Net income.............                                     $  3,120         $ 1,550
                                                             ========         =======
 Net income per share--
  basic.................                                     $ 197.66         $ 98.19
 Net income per share--
  diluted...............                                     $ 197.66         $ 98.19
 Weighted average number
  of common shares
  outstanding--basic....                                       15,785          15,785
 Weighted average number
  of common shares
  outstanding--diluted..                                       15,785          15,785

                                   AS OF DECEMBER 31,                   AS OF JUNE 30, 1998
                          ------------------------------------- ------------------------------------
                           1993    1994   1995   1996    1997   ACTUAL PRO FORMA (3) AS ADJUSTED (4)
                          ------- ------ ------ ------- ------- ------ ------------- ---------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........  $10,198 $9,166 $9,839 $10,804 $11,266 $9,991    $ (499)        $17,031
 Total assets...........   28,480 31,814 36,026  38,935  47,651 57,647    57,647          57,647
 Total debt (2).........   19,055 20,819 22,996  22,370  26,493 31,107    31,107          27,442
 Shareholder's equity...    3,279  3,655  4,200   6,421   9,180 10,630       140          14,295

--------
(1) Adjusted to reflect the change in interest expense and the corresponding income tax related to the reduction in long-term debt and payable to affiliates from the estimated net proceeds of the New Investment and the increase in subordinated debt as if it had occurred on January 1, 1997.

(2) Total long-term debt is composed of:

  (a) Long-term debt with an affiliate ($8,550 from 1993 through 1995, $7,364 in 1996, $6,178 in 1997 and $4,993 in 1998) and other long-term debt ($94 in 1997 and $75 in 1998).

  (b) Payable to affiliates. This balance was $10,505 in 1993, $12,269 in 1994, $14,446 in 1995, $15,006 in 1996, $20,221 in 1997 and $26,039 in
      1998.

(3) Represents actual data as of June 30, 1998 as adjusted to give effect to the planned $10.5 million dividend to Irex. Such dividend will be paid in a combination of $7.0 million in cash and with $3.5 million of junior subordinated notes.

(4) Adjusted to reflect (i) the Separation, including the $10.5 million dividend to Irex (in the form of cash and notes), (ii) the New Investment private equity offering of 7,253 shares of Common Stock by the Company at an assumed offering price of $2,158.46 per share, (iii) the application of approximately $10.7 million of the net proceeds to the repayment of indebtedness (both long-term and payable to affiliates) as well as the partial repayment of indebtedness incurred in connection with the declaration of the $10.5 million dividend to Irex, (iv) the issuance of subordinated debt, and (v) the recapitalization of each share of the Company's previously issued common stock into 0.8532 shares of Common Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements appearing elsewhere in this Information Statement.

  The Company is a national distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products and services for the commercial and industrial markets. The Company has developed a national network of 58 distribution centers, including ten fabrication facilities, at locations in 24 states. Through this network, the Company distributes a variety of mechanical insulation, architectural/acoustical products and numerous specialty products to customers for use in the new construction, renovation and maintenance sectors of industrial and commercial markets. The Company also provides products and services to customers in a range of industries, including the general commercial construction, utilities, petro-chemical, pulp and paper, cold storage, chemical, marine and original equipment manufacturing industries, among others.

  Historically, the supply markets in which the Company operates have been highly fragmented and populated by many smaller local and regional distributors. The industry has begun a trend toward consolidation due principally to the economies of scale realized by large distributors, the increasing demand by customers for fewer sources of supply, the benefits of volume purchasing by larger vendors and demands by customers for additional value-added services which require substantial investments in technology, human resources and infrastructure. The Company believes that those distributors which develop the capabilities and strengths to take advantage of these trends will be well-positioned to gain market share.

  In order to take advantage of market opportunities, the Company has adopted a growth strategy which focuses primarily on acquiring and opening new distribution centers. The Company initially followed this strategy in regional markets and, more recently, has begun to implement it on a national scale. For the three-year period ended December 31, 1997, the Company acquired seven distribution operations and opened six new distribution centers. Through targeted acquisitions and distribution center openings, the Company is able to expand its geographic presence into new markets, meet supplier initiatives and customer service requirements, pursue strategic opportunities, broaden its product and service capabilities and take advantage of current industry dynamics. Distribution centers opened through start-ups or acquisitions during the three-year period ended December 31, 1997 accounted for approximately 37.2% of the $40.1 million increase in the Company's net sales during that period. The Company believes that future results of operations will depend in large part on the Company's ability to continue to make acquisitions on attractive terms and open new distribution centers in strategic locations, and then to successfully integrate and manage these new facilities.

  Newly opened distribution centers typically generate an operating loss during the first one to two years of operations. A greater number of distribution center openings by the Company in the two-year period ended December 31, 1997 resulted in a higher percentage of facility and personnel expenses in 1997 as compared to 1996. However, as the Company generates incremental volume through acquired or newly opened distribution centers, the Company believes it will realize improvement in its operating margins by carrying its fixed costs over a larger revenue base.

  On January 19, 1998, Irex announced the Separation. In early 1998, the Company planned to conduct an initial public offering of its Common Stock immediately following the Separation. However, in June 1998, due to market conditions, the Company postponed the proposed offering. On October 27, 1998, the Company entered into a Stock Subscription Agreement with Evercore, pursuant to which Evercore invested approximately $15.4 million in SPI in return for 7,113 shares of newly-issued Common Stock. At the time of the Evercore investment, the Company's management also purchased [up to 140] shares of Common Stock. The Company believes that the Separation and such New Investment will provide the Company with increased flexibility to fund and execute its growth strategy of internal expansion and acquisitions.

  The Company has entered into an agreement with Irex which provides, among other things, for Irex to continue to provide information services to the Company for at least 18 months and up to three-years following the Separation. See "Separation from Irex."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of net sales:

                                                          THREE
                                                         MONTHS      SIX MONTHS
                                                       ENDED JUNE       ENDED
                            YEAR ENDED DECEMBER 31,     30, 1998      JUNE 30,
                            -------------------------  ------------  ------------
                             1995     1996     1997    1997   1998   1997   1998
                            -------  -------  -------  -----  -----  -----  -----
   Net sales...............   100.0%   100.0%   100.0% 100.0% 100.0% 100.0% 100.0%
   Cost of sales...........    78.1%    78.1%    78.4%  78.2%  77.4%  78.5%  77.7%
                            -------  -------  -------  -----  -----  -----  -----
   Gross profit............    21.9%    21.9%    21.6%  21.8%  22.6%  21.5%  22.3%
   Selling, general and
    administrative
    expenses...............    18.4%    17.4%    17.2%  17.5%  17.8%  17.8%  18.2%
                            -------  -------  -------  -----  -----  -----  -----
   Operating income........     3.5%     4.5%     4.4%   4.3%   4.8%   3.7%   4.1%
   Interest expense, net...     1.6%     1.3%     1.2%   1.3%   1.2%   1.3%   1.2%
                            -------  -------  -------  -----  -----  -----  -----
   Income before income
    taxes..................     1.9%     3.2%     3.2%   3.0%   3.6%   2.4%   2.9%
   Income tax provision....     0.8%     1.3%     1.3%   1.2%   1.5%   1.0%   1.2%
                            -------  -------  -------  -----  -----  -----  -----
   Net income..............     1.1%     1.9%     1.9%   1.8%   2.1%   1.4%   1.7%
                            =======  =======  =======  =====  =====  =====  =====

THREE AND SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE AND SIX MONTHS ENDED JUNE 30, 1997

  Net Sales. The Company's net sales increased by $9.8 million, or 26.1% to $47.4 million for the second quarter ended June 30, 1998 as compared to $37.6 million for the second quarter of the prior year. Year-to-date net sales of $90.0 million increased by 21.9% as compared to $73.8 million reported for the first six months of the prior year.

  The sales increases were a result of revenues generated from acquisitions, new distribution centers opening and existing operations. Acquisitions and distribution center openings in markets where the Company previously had distribution centers may result in sales to previous customers being recorded at different locations. Sales at new locations either as a result of acquisitions or opening of distribution centers accounted for approximately 75.3% and 72.7% of the sales increase for the three month and six month period ended June 30, 1998 respectively.

  Gross Profit. Gross profit increased by $2.5 million, or 30.8%, to $10.7 million for the second quarter ended June 30, 1998 from $8.2 million for the second quarter of the prior year. Year-to-date gross profit increased from $15.9 million to $20.1 million, or by 26.1%. As a percentage of net sales, gross profit also increased from 21.8% to 22.6% and 21.5% to 22.3%, respectively, in the three month and the six month periods ended June 30, 1998.

  The improvement in gross profit as a percentage of sales is primarily attributable to margin expansion in certain product categories as opposed to a change in product mix.

  Selling, General and Administrative Expenses ("SG&A"). As a percentage of net sales, SG&A increased from 17.5% for the second quarter ended June 30, 1997 to 17.8% for the second quarter ended June 30, 1998. For the six months ended June 30, 1997 and 1998, SG&A as a percentage of sales was 17.8% and 18.2%, respectively.

  The increase in SG&A as a percentage of net sales is primarily a result of acquisitions and new center openings, expansion of existing facilities, and an increase in the provision for losses on accounts receivable.

  It is the Company's practice to determine the need for specific reserves based on a review by management of accounts exceeding certain parameters based on the aging and amount of the receivable balances. Through this review, management determines the reserve need based on factors including the overall customer's business viability, payment history, the Company's prior relationship with the customer and the amount of the Company's legal protection. The general reserve is determined through the application of a factor to the overall accounts receivable balance as well as an estimate by management based on the overall condition of the accounts receivable balance. This estimate is based on factors such as the overall aging of the receivable balances, historical experience and current conditions.

  In the first six months of 1997, the condition of the receivable balance remained fairly constant with that as of December 31, 1996. In the first half of 1998, management's review of specific accounts resulted in an increase in the specific reserve based on activity within these accounts since December 31, 1997. As a result, the provision for bad debts increased by $350,000 for the six months ended June 30, 1998.

  Interest Expense. Interest expense was $0.6 million and $0.5 million, respectively, for the second quarter ended June 30, 1998 and 1997. Year-to-date, interest expense was $1.1 million for 1998 compared to $0.9 million in 1997. Interest expense on the long term notes payable to affiliate accounted for $0.2 million in the second quarter and $0.3 million for the six months ended June 30, 1998 and 1997. The remainder of $0.4 million and $0.3 million, respectively, for the second quarter in 1998 and 1997, and $0.8 million and $0.6 million, respectively, for year-to-date June 30, 1998 and 1997, represented the interest charge allocated to the Company from Irex based on the monthly balance in the payable to affiliates account. The recent acquisitions and increased levels of inventory and accounts receivable were funded through short-term borrowings from Irex.

  Income Tax Provision. The Company's effective tax rate was 41.0% for the three months and six months ended June 30, 1998, and 40.8% for the respective periods ended June 30, 1997. The Company's tax return is included in the consolidated tax return of Irex. The Company's income tax provision in 1998 and 1997 is based on the amount which would have resulted had the Company filed a separate tax return.

  Acquisitions. On March 1, 1998, the Company acquired certain assets of Extol of Texas, Inc. ("Extol"), with service centers in Houston and Corpus Christi, Texas, for approximately $5.6 million in cash. Extol accounted for sales of $4.6 million and $3.4 million, respectively, for the six months and three months ended June 30, 1998.

  On June 29, 1998, the Company acquired certain assets of Presnell Insulation Co., Inc. ("Presnell") for cash consideration of approximately $1.0 million. Presnell is primarily engaged in the distribution and fabrication of mechanical insulation products, with service centers in Midland, North Carolina, Birmingham, Alabama, and Atlanta, Georgia. No sales were recorded with respect to Presnell for the three months and six months ended June 30, 1998 as a result of this transaction.

  The year-to-date financials and those for the period ending June 30, 1998 also included the results of operations of Construction Systems, Inc. from which the Company purchased certain assets on December 8, 1997. Net sales aggregated $2.6 million for the three months and $5.0 million for the six months ended June 30, 1998.

  On October 26, 1998, the Company acquired all of the issued and outstanding stock of Paragon Industries, Inc., a distributor and laminator of numerous mechanical insulation, HVAC, metal building insulation and specialty products. The purchase price for Paragon was approximately $3.7 million (including the assumption of $1.7 million of debt). Sales for the fiscal year ended March 1998 were approximately $15.0 million.

  IPO Expenses. Through June 30, 1998, the Company had incurred and capitalized on its balance sheet approximately $584,000 of costs related to an initial public offering. During the third quarter of 1998, the Company decided not to proceed with the initial public offering of its common stock. In total, approximately $1.1 million in expenses related to the initial public offering were incurred through September 30, 1998 and were expensed in the third quarter of 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Net Sales. The Company's net sales increased $16.7 million, or 11.8%, to $158.5 million in 1997 from $141.8 million in 1996. Of this increase, approximately 34.4% was attributable to sales volume from six distribution centers opened in 1996 and 1997. Growth from existing operations accounted for approximately 39.0% of the increase in net sales as volume remained strong across each of the Company's primary lines of business. Export sales, which primarily consist of sales to domestic exporters and are included in the growth from existing operations, comprised 10.0% of the Company's net sales and contributed $5.0 million of this increase. The remaining increase in net sales, representing $4.4 million, resulted from six acquisitions completed during the two-year period ended December 31, 1997.

  Gross Profit. Gross profit increased 10.1% to $34.3 million in 1997 from $31.1 million in 1996. As a percentage of net sales, the gross profit decreased slightly to 21.6% from 21.9% in 1996. The slight decrease was primarily the result of greater sales of products shipped directly from manufacturers to the customers ("direct-ship business"), which generate lower margins for the Company. Management does not expect direct-ship business to increase as a percentage of total sales.

  Selling, General and Administrative Expenses. SG&A primarily consist of personnel-related expenses and facility lease and operating expenses. SG&A increased 10.0%, to $27.2 million in 1997 from $24.8 million in 1996. As a percentage of net sales, SG&A decreased to 17.2% in 1997 from 17.4% in 1996. The improvement was generally the result of a decrease in the provision for losses on accounts receivable as the Company has made significant efforts toward improving the quality of its credit portfolio. This decrease in the loss provision was partially offset by increases in personnel and facility lease expenses due to newly opened distribution centers.

  The allowance for doubtful accounts at December 31, 1997 reflects the improved condition of the receivable balances through a concentrated effort by management to improve the credit quality and collection process. The success of this overall effort is evidenced by the reduction in the days sales outstanding from 64.9 days at December 31, 1996 to 63.5 days at December 31, 1997. As a result of this improvement, the allowance balance was reduced, favorably impacting the total provision for 1997.

  The method used to establish the non-specific reserve during this same period remained unchanged.

  Interest Expense, Net. Interest expense was $1.9 million in both 1997 and 1996. A portion of the interest expense was attributable to the long-term notes payable to affiliate, which accounted for $0.7 million of interest expense in both 1997 and 1996. The remaining interest expense was primarily associated with the payable to affiliates account. Based upon the activity in this account, Irex charged the Company interest of $1.2 million in 1997 and $1.1 million in 1996.

  Income Tax Provision. The effective tax rate was 40.9% in 1997 and 40.3% in 1996. The Company's tax return is included in the consolidated income tax return filed by Irex. However, the Company's income tax provision is based on the amount which would have resulted had the Company filed a separate tax return.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Sales. The Company's net sales increased $23.4 million, or 19.8%, to $141.8 million in 1996 from $118.4 million in 1995. Higher sales volume at existing centers accounted for approximately 80.9% of the increase. Export sales, included in the growth from existing centers, increased to $11.0 million in 1996 from $2.0 million in 1995. The increase in export sales was primarily the result of sales made to two domestic exporters of products destined for Russia. Three distribution centers opened in 1996 contributed approximately 7.5% of the increase. The remaining increase in net sales, representing $2.7 million, resulted from four acquisitions completed during the two-year period ended December 31, 1996.

  Gross Profit. Gross profit increased 20.2% to $31.1 million in 1996 from $25.9 million in 1995. As a percentage of net sales, the gross profit remained stable at 21.9% in both 1996 and 1995. An increase in direct-ship business, which carries lower gross margins, was offset by higher gross margins on the sales of fabricated products.

  Selling, General and Administrative Expenses. SG&A increased 13.4% to $24.8 million in 1996 from $21.8 million in 1995. The increase was primarily attributable to higher personnel expenses from the opening of new distribution centers, the pursuit of new industrial customers in the Southwest and the securing of a new national account as reflected in the increase in sales volume. However, as a percentage of net sales, SG&A decreased to 17.4% in 1996 from 18.4% in 1995. This decrease was primarily due to the ability of the Company to increase sales without a corresponding increase in its overhead structure.

  Interest Expense, Net. Interest expense remained relatively unchanged in 1995 and 1996 at $1.9 million. A portion of the interest expense was attributable to the long-term notes payable to affiliate, which accounted for interest expense of $0.7 million in 1996 and $0.8 million in 1995. The remaining interest expense was primarily associated with the payable to affiliates account. Based upon the activity in this account, Irex charged the Company interest of $1.1 million in 1996 and $1.0 million in 1995.

  Income Tax Provision. The effective tax rate was 40.3% in 1996 and 41.5% in 1995. The Company's tax return is included in the consolidated income tax return filed by Irex. However, the Company's income tax provision is based on the amount which would have resulted had the Company filed a separate tax return.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

  The following table presents certain unaudited quarterly data from the Company's consolidated statements of income for each of the last nine fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Information Statement and includes all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the unaudited quarterly results set forth herein. The Company's quarterly results may be subject to fluctuation; thus, the operating results for any quarter are not necessarily indicative of results for any future period.

                                                         THREE MONTHS ENDED
                         ----------------------------------------------------------------------------------
                         JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                           1996     1996      1996     1997     1997     1997      1997     1998     1998
                         -------- --------- -------- -------- -------- --------- -------- -------- --------
                                                           (IN THOUSANDS)
Net sales............... $35,187   $37,689  $36,371  $36,280  $37,553   $41,548  $43,129  $42,669  $47,367
Cost of net sales.......  27,570    29,659   27,967   28,555   29,376    32,450   33,877   33,309   36,671
                         -------   -------  -------  -------  -------   -------  -------  -------  -------
Gross profit............   7,617     8,030    8,404    7,725    8,177     9,098    9,252    9,360   10,696
Selling, general and
 administrative
 expenses...............   6,087     6,067    6,783    6,588    6,585     6,822    7,234    7,992    8,402
                         -------   -------  -------  -------  -------   -------  -------  -------  -------
Operating income........ $ 1,530   $ 1,963  $ 1,621  $ 1,137  $ 1,592   $ 2,276  $ 2,018  $ 1,368  $ 2,294
                         =======   =======  =======  =======  =======   =======  =======  =======  =======

                                                   (AS A PERCENTAGE OF NET SALES)
                         ----------------------------------------------------------------------------------
                         JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                           1996     1996      1996     1997     1997     1997      1997     1998     1998
                         -------- --------- -------- -------- -------- --------- -------- -------- --------
Net sales...............  100.0%    100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
Cost of net sales.......   78.4      78.7     76.9     78.7     78.2      78.1     78.5     78.1      77.4
                          -----     -----    -----    -----    -----     -----    -----    -----    ------
Gross profit............   21.6      21.3     23.1     21.3     21.8      21.9     21.5     21.9      22.6
Selling, general and
 administrative
 expenses...............   17.3      16.1     18.6     18.2     17.5      16.4     16.8     18.7      17.8
                          -----     -----    -----    -----    -----     -----    -----    -----    ------
Operating income........    4.3%      5.2%     4.5%     3.1%     4.3%      5.5%     4.7%     3.2%     4.8%
                          =====     =====    =====    =====    =====     =====    =====    =====    ======

  The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. The primary factor that may affect the Company's quarterly operating results is lower sales volumes in the first quarter due to winter weather conditions in certain regions of the country, which reduces the number of new construction, renovation and maintenance projects and consequently decreases demand for the Company's products and services.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has primarily relied on cash flow from operations and borrowings from the Company's affiliates prior to the Separation to finance its operations. During the six months ended June 30, 1998, net cash provided by operating activities totalled $2.4 million as compared to $0.5 million in the first six months of 1997. The increase was primarily a result of an increase in accounts payable net of the increase in accounts receivable as a result of sales. Net cash used for investing activities totalled $6.8 million in the first six months of 1998 as compared to $0.3 million in the comparable period in 1997. The 1998 period reflects two acquisitions which resulted in goodwill of approximately $0.9 million which will be amortized over 15 years. The net cash provided from financing activities in the first six months of 1998 was primarily a result of borrowings from affiliates.

  Net cash provided by operating activities totaled $1.2 million during the year ended December 31, 1997 compared to $1.9 million during the year ended December 31, 1996. The decrease was primarily attributable to an increase in accounts receivable, partially offset by an increase in accounts payable, each of which resulted from the Company's higher sales volume. While the balance for receivables and inventories has increased as a result of the growth in sales and the number of distribution centers, the Company's focus on effective asset management has led to an improvement in both accounts receivable turnover and inventory turnover. Receivables turnover, calculated using 12-month average balance for accounts receivable, improved to 5.7x in 1997 from 5.2x in 1995. Inventory turnover, exclusive of sales shipped directly from manufacturers to customers, increased to 7.2x in 1997 from 6.7x in 1995.

  Net cash used for investing activities totaled $4.0 million in 1997 and $0.8 million in 1996. The Company completed three acquisitions in the fourth quarter of 1997 for aggregate cash consideration of $3.5 million, which collectively resulted in goodwill of approximately $0.9 million that is being amortized on a straight-line basis over 15 years. Capital expenditures totaled $0.6 million in each of 1997 and 1996.

  Net cash provided by financing activities totaled $3.2 million in 1997 compared to net cash used of $1.1 million in 1996. The $4.2 million change was attributable to an increase in the Company's payable to affiliates account. During 1997 and 1996, the Company made debt repayments of $1.2 million to an affiliate of the Company.

  Except for the acquisition which occurred on October 26, 1998, as of June 30, 1998, the Company had, and as of the date of this Information Statement, the Company has, no material commitments for capital expenditures.

  In connection with the New Investment, the Company declared a dividend of $10.5 million to Irex. This dividend will be paid with $7.0 million in cash from the proceeds of the New Investment and by issuing a $3.5 million subordinated note to Irex.

  The Company expects to enter into a committed revolving credit facility agreement (the "Credit Agreement") in connection with and prior to consummation of the New Investment. The credit facility is expected to provide approximately $50.0 million in senior unsecured debt at an interest rate subject to quarterly adjustment to reflect the Company's debt level as a function of its operating results. The Company expects that funds from operations and availability under the credit facility will be sufficient to meet its working capital and growth strategy requirements for the foreseeable future. The remaining net proceeds of the New Investment after payment of the debt incurred to pay the dividend to Irex will be utilized to repay long-term and a portion of the short-term borrowings from Irex. Long-term borrowings from Irex at June 30, 1998 were approximately $5.0 million. The Company plans to utilize funding from the credit facility to repay the short-term borrowings from affiliates and for general working capital. The credit facility will also be utilized to finance acquisitions including related working capital requirements.

  Concurrently with the New Investment, SPI entered into a Note Agreement with Irex (the "Irex Note Agreement") which provides for the immediate issuance to Irex of $3.5 million of the Company's Junior Subordinated Pay-in-Kind Notes due 2002 (the "Irex Notes"), bearing an interest rate of 10.5%. The Irex Notes constitute a portion of the $10.5 million dividend the Company declared immediately prior to the Separation. All indebtedness of the Company under the Irex Note Agreement will be subordinated to and rank junior to all other indebtedness of the Company, other than trade indebtedness and indebtedness of the Company which is expressly ranked junior to the Irex Notes. Such indebtedness will rank pari passu with indebtedness under the Evercore Note Purchase Agreement.

  The Evercore Note Purchase Agreement provides for the immediate purchase by Evercore of $3.5 million of ECP Notes. The proceeds of these Notes will be used for general corporate purposes. In addition, Evercore has agreed commit to purchase an aggregate additional amount of up to $20 million of the ECP Notes over a three year period to fund up to 25% of the purchase price of acquisitions, subject to certain conditions, including that the Company have a ratio of indebtedness under its Credit Agreement to EBITDA in excess of 2.5 to
1.0. The Evercore Note Purchase Agreement contains a number of restrictive covenants, including covenants which limit transactions with affiliates and payments of dividends, and requires that the Company maintain a certain leverage ratio. All indebtedness of the Company under the Evercore Note Purchase Agreement will be subordinated and rank junior to all other indebtedness of the Company, other than trade indebtedness and indebtedness of the Company which is expressly ranked junior to the ECP Notes. Such indebtedness will rank pari passu with indebtedness under the Irex Note Agreement.

INFLATION

  The Company does not believe that inflation has had a material effect on its results of operations in recent years. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

YEAR 2000

  The Company utilizes information systems maintained by Irex. The Company's ability to conduct its day-to-day operations is dependent in part on an integrated software program and data-based system, which serves as a critical tool in carrying out functions in several key areas of the business, including inventory management, pricing, sales, financial reporting and personnel administration.

  The Company has entered into an agreement with Irex pursuant to which Irex will continue to provide information services to the Company on a fee for services basis for at least 18 months and up to three years subsequent to the Separation. See "Separation from Irex--Agreements with Irex."

  The Company has reviewed all of its current computer applications with respect to the Year 2000 issue. The Company believes all of its relevant applications will be Year 2000 compliant following the installation of an upgrade to the system software scheduled for November 1998. The Company believes that any additional costs with respect to Year 2000 compliance will not be material to the Company. The Company is unable to determine the effects of Year 2000 compliance by its suppliers and customers.

                                DIVIDEND POLICY

  The Company does not plan to pay dividends on its Common Stock in the foreseeable future and plans to retain any future earnings to finance its operations and expand its business. Any future determination as to the payment of cash dividends will be at the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and the terms of the Company's financing agreements. In addition, the Credit Agreement, the Evercore Note Purchase Agreement and the Irex Note Agreement contain limitations on the payment of cash dividends.

  In connection with the Separation and the New Investment, the Company declared a dividend of $10.5 million to Irex, as it's sole shareholder, immediately prior to the Separation. The Company will pay such dividend with $7.0 million in cash and by issuing to Irex $3.5 million of junior subordinated notes.

                                   BUSINESS

INTRODUCTION

  Specialty Products & Insulation Co. is a national distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products to commercial and industrial markets. The Company also offers customized fabrication, export and other value-added services related to its core product lines. The Company operates through a national network of 58 distribution centers, including ten fabrication facilities, at locations in 24 states. Through this network, the Company offers approximately 25,000 stock keeping units to more than 9,000 customers, including specialty contractors, facility owners, general contractors, original equipment manufacturers ("OEMs"), exporters and supply houses. The Company's principal product categories include piping and equipment insulation as well as acoustical ceilings and specialty wall panels, and include the products of more than 150 manufacturers including Armstrong World Industries, Owens Corning, Johns Manville, Dow Chemical and Pittsburgh Corning. Since commencing operations in the early 1980s, the Company has experienced significant growth as a result of its ability to capitalize on industry changes including, principally, the increased reliance on distributors by manufacturers and customers. Net sales of the Company increased from $118.4 million in 1995 to $158.5 million in 1997, and operating income grew from $4.1 million in 1995 to $7.0 million in 1997. In the first six months of 1998, net sales and operating income totalled $90.0 million and $3.7 million, respectively, as compared to $73.8 million and $2.7 million respectively, in the first six months of 1997.

INDUSTRY OVERVIEW

  The Company competes in the highly fragmented and consolidating commercial and industrial segment of the building products industry. The Company broadly defines its two core markets as mechanical insulation, consisting primarily of pipe, duct and equipment insulation and architectural/acoustical products, consisting primarily of acoustical ceiling systems, fiberglass-reinforced panels and other wall and ceiling products. The Company participates in the commercial and industrial markets by supplying products for use in (i) new construction, (ii) renovation of existing facilities, (iii) ongoing maintenance and (iv) OEM applications.

  The channels of supply in the Company's markets have experienced significant change. In the early 1980s, product sales in the Company's markets were characterized by direct sales from manufacturers to contractors who in turn sold the products to other contractors and end-users. An expanding and increasingly diverse customer base made it difficult for the typical manufacturer to directly serve its entire potential customer universe. Also, as manufacturers realized opportunities to enhance profitability and improve returns on capital, the need for independent distributors evolved. Through this evolution, independent distributors have enabled manufacturers to reduce logistical expenses, lower marketing expenses and better manage inventories. In addition, customers began to utilize independent distribution sources in order to lower costs, reduce supply sources and gain high-quality, value-added services. Customers are increasingly outsourcing non-core business functions to distributors able to provide value-added services such as procurement, delivery and inventory management. The emergence of the distribution channel has reduced duplicative functions performed by both manufacturers and customers, thereby affording them more resources for their core competencies.

  The evolution toward independent distribution has produced an industry populated by many smaller local and regional distributors. The Company believes the industry is now starting to undergo a trend toward consolidation of these smaller distributors as both suppliers and customers seek to enhance efficiencies, focus on their core competencies and reduce costs while maintaining high levels of product and service quality. The Company believes that those distributors that develop the capabilities and strengths to satisfy these demands will be well positioned to exceed market growth rates in this industry. Specifically, the Company believes that large, national distributors with significant volumes, sophisticated information systems and relatively low infrastructure costs can offer more value to customers and therefore gain higher market share.

  Key customer categories in the markets served by the Company include the following:

    Specialty Contractors, such as insulation and acoustical contractors, constitute the primary customer segment for the installation and maintenance of mechanical insulation and architectural/acoustical systems. The Company believes specialty contractors are increasingly developing long-term relationships with distributors in order to improve labor productivity, eliminate inventories and reduce material handling costs.

    Facility Owners, such as manufacturing and process plants, large retailers, universities and other institutions, represent a growing source of business for distributors as these customers increasingly separate material and labor purchases and perform their own maintenance and new construction. The Company believes that facility owners with locations nationwide value distributors that can provide products and services to multiple locations.

    General Contractors, such as mechanical contractors and engineering firms, are increasingly purchasing materials for their projects and performing their own insulation work. The Company believes these customers seek distributors with strong sourcing capabilities, processes and information systems.

    Original Equipment Manufacturers, such as manufacturers of appliances, modular office equipment and air conditioning systems, benefit from the purchasing, fabrication, material handling, inventory management, procurement and delivery capabilities of larger distributors.

    Exporters, representing purchasers of materials required for projects overseas, benefit from the product knowledge, purchasing power, consolidation capabilities and delivery flexibility of large distributors.

    Supply Houses, such as plumbing wholesalers, are generally distributors in specialized fields that re-sell products to other customer groups. These customers include specialty and integrated suppliers that may benefit from the purchasing, warehousing and service capabilities of larger, more sophisticated distributors.

  Mechanical Insulation Products. The mechanical insulation product market includes thermal insulation materials and systems for use in the commercial and industrial sectors of the construction industry as well as OEM applications. Mechanical insulation is used in new construction, maintenance, renovation and upgrades of manufacturing facilities, process plants, commercial buildings and mechanical equipment. These products enable customers to improve the performance of their mechanical systems and products, reduce energy costs, decrease emissions, such as carbon dioxide and sulfur dioxide, and improve the comfort and safety of the work environment. According to the American Society of Heating, Refrigerating and Air Conditioning Engineers ("ASHRAE"), current insulation practices in the United States often result in the under-insulation of equipment, commercial buildings and industrial facilities. If such equipment, buildings and facilities were insulated at the ASHRAE standard, the Company believes that significant reductions in energy consumption, utility costs and carbon dioxide emissions could be achieved.

  Architectural/Acoustical Products. The architectural/acoustical product market includes ceiling panels and grid systems and specialty wall panels for the new construction, renovation and retail market segments. These products are used in commercial office buildings, education facilities, health care institutions, entertainment complexes and correctional facilities. Independent estimates forecast that the strongest areas of future growth in the nonresidential construction market include hotels, educational and public administration facilities. The ceiling systems segment includes acoustical and decorative ceilings and suspension systems. Ceiling systems provide an array of design option benefits to the customer such as acoustic performance, fire resistance, humidity resistance, light reflectance and durability or ease of maintenance. The specialty wall segment includes decorative, acoustical and specialized panels designed for specific uses such as trade show dividers, modular office systems and kitchen, bath and clean room environments. Many specialty products are included within this market, the largest component being passive firestop and fire protection products which are used in new construction and renovation projects for occupancy safety and property protection.

OPERATING STRATEGY

  The Company is focused on its traditional strengths as a broadly based national distributor and fabricator of mechanical insulation, architectural/acoustical products, specialty products and value-added services. The Company is committed to capitalizing on the expertise, knowledge and experience its has developed in these core markets to increase market share and profitability. In addition, the Company's operating strategy includes the following key elements:

  Superior Customer Service. Customers choose suppliers based, in significant part, on the quality of the service provided. With distribution and sales forces in each area that it serves, the Company provides its customers with rapid delivery and localized service. The Company believes its well-trained, technically competent workforce provides a level of customer service that leads to long-term relationships with its customers. The Company also believes that the ongoing assessment of customer satisfaction is critical in the distribution industry. The Company has implemented a customer satisfaction survey program and is committed to the ongoing measurement of customer satisfaction.

  National Network of Distribution Centers. Management believes the Company's national distribution network provides a platform for growth and profitability. The Company's 58 distribution centers combine warehouse and office facilities at locations in 24 states. This national network enables the Company to (i) attract customers that have multiple locations and provide them with services from multiple distribution centers within a single service agreement; (ii) participate with key vendors in the development of national marketing and sales strategies; (iii) achieve geographic diversification to lessen the impact of reduced demand in any given region; and (iv) facilitate best-practice benchmarking as well as innovation and knowledge-sharing within the Company. Management believes the Company's national network provides it with a unique competitive advantage.

  Strong Supplier Relationships. The Company believes that it has excellent and long-term relationships with its major suppliers. The Company believes its national presence, financial strength and partnering philosophy have enabled the Company to become the preferred distributor for many of its suppliers. The Company works with its suppliers to develop common expansion programs as well as customer-oriented product solutions.

  Low Cost of Operations. The Company believes that its volume of purchases and desirability as a vendor enable it to obtain purchase terms that are as favorable as those available to other large competitors. The Company is also able to realize advantages from the economies of large-scale operation in the areas of administrative processing, information systems, financing terms, technical expertise, inventory and working capital management.

  Innovative and Committed Employees. Management believes the Company's corporate culture and values provide it with a competitive advantage. The Company is focused on recruiting, developing and retaining highly innovative and committed employees. The Company's senior management has an average of approximately 10 years' experience with the Company, and many of its sales and service staff have been working in the same markets for 10 years or more.

GROWTH STRATEGY

  The Company believes that its operating strategy provides a foundation for growth in each of the markets in which it participates. The Company's growth strategy includes the following key elements:

  Increase Sales of Existing and Accessory Products. Management believes the Company's strengths and operating strategies will lead to increased sales of existing products to its existing customer base. In addition, the Company believes that expansion through acquisitions, new distribution center openings and other strategic initiatives will generate additional sales of existing products to new customers. Through improved sales efforts, the Company is also focused on increasing sales of accessory products, such as adhesives and tools, which are related to its core product lines and customer requirements.

  Open New Distribution Centers. The Company expects to continue to open new distribution centers as a result of new market opportunities, customer service requirements, supplier initiatives and strategic opportunities.

As the Company continues to broaden its national distribution network through additional openings, the Company believes it will be able to capitalize on operating efficiencies and the benefits of a large-scale operation.

  Continue Acquisitions. The Company is committed to continuing its acquisition program to acquire distribution businesses with strong market positions, supplier support or attractive customer bases. Acquisitions allow the Company to accelerate revenue growth, expand its geographical presence and add product lines and technical expertise. The distribution industry continues to consolidate, and management believes the Company will be able to capitalize on significant growth opportunities through acquisitions of smaller regional and local distribution operations.

  Emphasize National Accounts. The Company has implemented a national accounts marketing program directed at facility owners and general contractors. Management believes that the Company's national distribution network gives the Company a competitive advantage in securing national and multi-regional customers seeking to reduce vendors, outsource non-core operations, integrate supply and gain value-added services such as procurement and material management.

  Add Product Lines. The Company intends to leverage its core product and technical expertise to add product lines which are complementary to those currently offered. The Company believes that its existing national distribution infrastructure enables it to add new product lines without incurring significant additional cost. For example, the Company utilized its expertise in both of its core product lines to enter the passive fire protection market.

PRODUCTS AND SERVICES

  The Company offers complete lines of mechanical insulation, architectural/acoustical products and specialty products as well as customized fabrication solutions and other value-added services, enabling it to satisfy a broad range of customer requirements. In all, the Company offers approximately 25,000 stock keeping units from more than 70 product lines, including those of the leading manufacturers in the industries it serves. The Company believes it offers significant depth and breadth in its core product lines throughout its nationwide operations, enabling customers to satisfy most, if not all, of their product needs through a single source.

  In addition, as the distribution industry continues to evolve and consolidate, customers are increasingly relying on the Company to perform various value-added services in connection with product distribution. The Company's fabrication business represents its most significant value-added service to customers. Its fabrication capabilities extend across all major product lines and include custom-fitted pipe covering, decorative wall panels and precision die-cutting. The Company also offers a range of other value-added services, including energy audits, technical advice, materials handling and electronic order processing.

  The following table sets forth representative samples of the products and services offered by the Company in its four principal product and service categories as a percentage of the Company's 1997 net sales from each category:

  PRODUCT/SERVICE                                                           % OF AGGREGATE 1997
     CATEGORY             REPRESENTATIVE PRODUCTS  REPRESENTATIVE SERVICES       NET SALES
------------------------  ------------------------ ------------------------ -------------------
Mechanical Insulation     Calcium Silicate,        Delivery, Electronic            46.7%
 Products                 Cellular Glass,          Processing, Energy
                          Fiberglass, Jacketing,   Audits, Fabrication,
                          Mineral Fiber, Rigid     Innovative Supply
                          Polyurethane Foam,       Agreements, Quantity
                          Polystyrene Rubber       Definition, Product
                                                   Shipment Consolidation,
                                                   Technical Advice
Architectural/Acoustical  Acoustical and           Delivery, Electronic            38.3%
 Products                 Decorative Ceiling       Processing, Fabrication,
                          Systems, Acoustical and  Quantity Definition,
                          Decorative Wall Panels,  Material Management,
                          Building Insulation,     Product Shipment
                          Drywall, Fiberglass      Consolidation, Technical
                          Reinforced Panels,       Advice
                          Interior Doors, Metal
                          Studs
Fabrication Services      Acoustical Decorative    Customized Fabrication          11.0%
                          and Display Panels,      Solutions, Delivery,
                          Lamination, OEM          Electronic Processing,
                          Products, Insulation     Material Management,
                          Pipe Covering, Equipment Private Label
                          Segments and Fittings,   Fabrication, Product
                          Pipe and Tank Wrap,      Shipment Consolidation
                          Precision Die Cutting,
                          Pre-Cut Insulation
                          Jacketing
Specialty Products        Passive Firestop/Fire    Delivery, Quantity               4.0%
                          Proofing Systems, Floor  Definition, Electronic
                          Covering, Exterior       Processing, Material
                          Insulation Finish        Management, Product
                          Systems                  Training, Product
                                                   Shipment Consolidation,
                                                   Technical Advice

CUSTOMERS

  The Company currently serves more than 9,000 customers, including specialty contractors, facility owners, general contractors, OEMs, exporters and supply houses. The Company's top 10 customers (including two affiliates) in terms of net sales accounted for approximately 17% of net sales in 1997, and no single customer accounted for more than 5% of net sales in 1997.

DISTRIBUTION NETWORK

  The Company's distribution network is organized into eight regional territories encompassing 58 distribution centers in 24 states. Regional managers are members of the Company's senior management team and have responsibility for overall operations within each region. Each individual service center has its own customer-focused team that typically consists of a branch manager, outside and inside sales representatives and customer service representatives who include distribution center driver teams and support staff. The Company's branches are organized as autonomous, decentralized units and are capable of meeting local market needs as well as offering competitive prices within the Company's overall policies. Each branch handles one or more of the

Company's product groups and operates as a separate profit center. Branch managers have the authority and responsibility, within Company guidelines, to set pricing and tailor the facility's product offering and mix, as well as the nature of services offered to meet the local market environment. In addition, each branch manager is responsible for purchasing, maintenance of adequate inventory levels, cost controls and customer relations. Common accounting, information systems, insurance, tax and other administrative functions are provided at the corporate level to eliminate duplicate administrative expenses.

SALES AND MARKETING

  The Company has approximately 48 outside sales representatives, including branch managers, and 68 inside sales/customer service representatives. Generally, the inside sales/customer service representatives support the outside sales representatives and have independent sales responsibility, including specific customer service and order entry duties. Each outside sales representative works in an assigned sales territory associated with one of the Company's 58 distribution facilities and is actively supported by the branch and regional teams. National accounts are supported by two specialists and the Company's senior management in conjunction with the total distribution network. All sales representatives are employees of the Company and are generally compensated on a salary and incentive-based compensation arrangement. The incentive portion of the salesperson's compensation is based on a return-on-assets model and averages above 20% of base compensation.

  The Company also markets its products through sales brochures, customer events and occasional sales promotions.

  The Company's return and allowance policy generally provides for the return of standard inventoried products that do not satisfy customer requirements, provided they are in resalable condition, or products which do not meet quality standards. Special-order and fabricated products cannot be returned. The customer is responsible for applicable freight costs and a handling charge may be levied against the return, depending upon the Company's agreement with the customer. The Company's suppliers maintain similar policies with the Company. The Company's experience with returns and allowances has not had a material effect on the Company's business or financial condition.

SUPPLIERS

  The Company has a broad base of approximately 150 suppliers that includes most major manufacturers in the industries the Company serves. The Company's leading suppliers of mechanical insulation include Owens-Corning Fiberglas, Johns Manville, Armstrong World Industries, Dow Chemical, CertainTeed, H.B. Fuller, Pittsburgh Corning, Thermal Ceramics, Calsilite Group, Childers Products, RPR Industries and RBX Corporation, among others. The Company's leading suppliers of architectural/acoustical products include Armstrong World Industries, STO, National Gypsum, Kemlite, Lasco and Sequentia, among others.

INFORMATION SYSTEMS

  The Company utilizes information systems maintained by Irex. The systems use software that unites the Company's distribution centers and integrates product tracking, pricing and availability; order processing and shipping; distribution center operations; purchasing; inventory management; receivables management; financial reporting; and other financial and operational functions. A new release of the system software has been fully tested by other customers of the system vendor and is scheduled to be installed in 1998 to address Year 2000 compliance issues and provide other function upgrades. See "Risk Factors--Dependence On Information Systems; Systems Conversion; Year 2000 Issue."

  The Company has entered into an agreement with Irex pursuant to which Irex will continue to provide information system services to the Company on a fee-for-services basis for at least 18 months and up to three years following consummation of the New Investment and Separation. During such period the Company intends to evaluate its existing and future information system requirements and examine its options for obtaining such services. See "Separation from Irex--Agreements with Irex--Corporate Separation Agreement."

COMPETITION

  The Company's markets are highly competitive. Historically, the markets in which the Company participates have been highly fragmented and populated by a large number of smaller, local and regional distributors operating in single geographic areas. These smaller, often owner-operated, distributors have constituted the principal competition to the Company, but other significant competitors include regional distributors as well as manufacturers selling directly to end-users. Certain of the Company's competitors sell identical or equivalent products at competitive prices, and the Company also competes on the basis of responsiveness to the needs of customers for product quality, service, product diversity, and availability.

SEASONALITY AND CYCLICALITY

  The Company's business is seasonal and in the past has experienced seasonal fluctuations in sales and operating results from quarter to quarter. Operating results are weakest in the first calendar quarter because of the effects of winter weather on commercial and industrial construction and the consequent reduction in sales of mechanical insulation and architectural/acoustical products. Fluctuations in the Company's quarterly sales and operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Stock. See "Management's Discussion of Financial Condition and Results of Operations--Seasonality and Quarterly Results of Operations."

  Some of the principal markets for the products and services offered by the Company are subject to cyclical economic fluctuations that generally affect pricing, availability and demand for mechanical insulation and architectural/acoustical products. Cyclical fluctuations can also affect growth rates in the markets served by the Company's customers, the availability of products from vendors and the availability of suitable acquisition candidates. As a result, changes in general economic conditions could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Seasonality; Industry and Economic Cycles."

EMPLOYEES

  On September 22, 1998, the Company had 596 employees, including 48 outside sales representatives, 266 distribution center, delivery, clerical and support personnel, 149 fabrication personnel and 65 supervisors and managers, including the Company's executive officers. None of the Company's employees is covered by a collective bargaining agreement. Management considers the Company's relations with its employees to be good.

PROPERTIES

  The Company leases all of its office and distribution center space. The typical distribution center lease is for a three- to five-year term and requires the Company to pay all ongoing expenses such as taxes, utilities, insurance and maintenance expenses. The following table sets forth certain information with respect to the Company's significant distribution and fabrication facilities:

       LOCATION                                                  SQUARE FOOTAGE
       --------                                                  --------------
       Atlanta, Georgia.........................................     24,600
       Benicia, California......................................     26,417
       Camden, New Jersey.......................................     30,000
       Charleston, South Carolina...............................     20,000
       Chicago, Illinois........................................     32,093
       Dallas, Texas............................................     19,840
       Indianapolis, Indiana....................................     21,000
       Philadelphia, Pennsylvania...............................     20,000
       Syracuse, New York.......................................     22,000
       Tampa, Florida...........................................     22,338

  The Company's corporate headquarters are located in approximately 8,900 square feet of leased office space in East Petersburg, Pennsylvania.

LEGAL PROCEEDINGS

  The Company is not currently a party to any material litigation. In the ordinary course of its business, the Company is from time to time involved in various contractual, warranty, product liability and other cases and claims. None of the cases currently pending are expected, individually or in the aggregate, to have a material adverse effect on the Company's business, operating results or financial condition.

REGULATORY MATTERS

  The Company's operations and properties are subject to federal, state, local and foreign laws, regulations and ordinances relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, including laws pertaining to employee health and safety in connection with the foregoing.

  Based upon the Company's experience to date, the Company believes that the future cost of compliance with existing environmental and employee health and safety laws, regulations and ordinances will not have a material adverse effect on the Company's business, operating results or financial condition. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, operating results and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position of each of the directors and executive officers of the Company.

NAME                     AGE                                 POSITIONS
----                     ---                                 ---------
Ronald L. King..........  54 President, Chief Executive Officer and Chairman of the Board of Directors
Michael J. Hughes.......  42 Vice President, Chief Financial Officer, Secretary and Treasurer
Daniel D. Bofinger......  40 Vice President and Regional Manager
Michael T. Conner.......  45 Vice President and Regional Manager
Michael C. Feehery......  40 Vice President and Regional Manager
Raymond J. Horan........  47 Vice President and Regional Manager
Charles F. Schattgen....  46 Vice President and Regional Manager
W. Kirk Liddell           49 Director
John O. Shirk             54 Director
William W. Adams          64 Director
David G. Offensend        45 Director
John R. Birk              47 Director
Christopher L. Ryan       36 Director

--------

  Ronald L. King has been President and Chief Executive Officer of the Company since June 1997. He previously served as Executive Vice President of the Company since 1993. Prior to joining the Company, Mr. King was President of Distribution International and held senior management positions with the Anco Industries group of companies. In 1998 he was elected President of the World Insulation & Acoustic Congress Organization and is a past president of the National Insulation Association.

  Michael J. Hughes became Vice President, Chief Financial Officer, Secretary and Treasurer of the Company in April 1998. From 1996 until joining the Company he was Senior Vice President, Investment Banking, of Berwind Financial, L.P., a regional investment banking firm based in Philadelphia, Pennsylvania. From 1990 to 1996, Mr. Hughes was Senior Vice President-External Finance for Meridian Bancorp, Inc.

  Daniel D. Bofinger has been Regional Manager, with responsibility for central Pennsylvania and New England, since 1992 and has been a Vice President of the Company since 1996. Mr. Bofinger joined the Company in 1982 as a production superintendent, and became manager of the Lancaster Fabrication Division in 1986.

  Michael T. Conner has been Vice President and Regional Manager of the Company, with responsibility for the Midwest, since 1996. He joined the Company in 1986 as a sales representative and served as branch manager of the Company's Indianapolis operations until his promotion to his current position.

  Michael C. Feehery has been Vice President and Regional Manager of the Company, with responsibility for the Southwest, since 1996. He joined the Company in 1989 and was branch manager from 1990 until his promotion to his current position.

  Raymond J. Horan has been Vice President and Regional Manager of the Company, with responsibility for the mid-Atlantic region, since 1996. He joined the Company in 1987 as branch manager for the Company's Chicago operations. Mr. Horan previously held various sales position with the ceilings division of Armstrong World Industries.

  Charles F. Schattgen has been Vice President and Regional Manager of the Company, with responsibility for the Southeast, since 1991. He joined the Company in 1985 as branch manager and became area manager in 1987. Before joining the Company, Mr. Schattgen was employed by Owens Corning Fiberglas.

  W. Kirk Liddell has been President, Chief Executive Officer and a director of Irex since 1984. Mr. Liddell also serves on the boards of directors of High Industries, Inc., the Pennsylvania Chamber of Business and Industry and the Lancaster Alliance, and is President of the Economic Development Company of Lancaster County.

  John O. Shirk has been a partner in the law firm of Barkley, Snyder, Senft & Cohen, LLP, located in Lancaster, Pennsylvania, since 1973 and was managing partner from 1983 to 1994. Mr. Shirk is a director of the Economic Development Company of Lancaster County, EDC Finance Corporation, Harrisburg Area Community College Foundation, Fulton Financial Corporation, The Horst Group, Inc., Educators Mutual Life Insurance Company and Irex.

  William W. Adams is a former Chairman and President of Armstrong World Industries, Inc. Mr. Adams joined Armstrong in 1956 and was elected an Executive Vice President and member of the Armstrong Board of Directors in 1982. He was named Chairman and President in 1988 and retired on January 1, 1995. Mr. Adams is a Director Emeritus of Bell Atlantic Corporation and a director of High Industries, Inc., Irex Corporation, the National Association of Corporate Directors and the Lancaster Alliance. He also serves on the Senior Executive Committee of SCP Private Equity Partners, and is a member of the Advisory Board of Boardroom Consultants.

  David G. Offensend, a founding partner of Evercore Partners Inc., has been with Evercore since October 1995. Mr. Offensend was Managing Director of Oak Hill Partners, Inc. and its predecessor from April 1990 to September 1995; Vice President and Director of Acadia MGP, Inc. from March 1992 to September 1995; and Vice President of Keystone, Inc. from March 1992 to September 1995. Mr. Offensend serves on the board of directors of Specialty Foods Corporation.

  John R. Birk has been an Operating Executive of Evercore Partners, Inc. since September 1995. From January 1995 to September 1995, Mr. Birk served as President of Ideon Group, Inc., Chairman of Wright Express, Chairman of National Leisure Group and President of Hotline Travel. Mr. Birk was Chief Executive Officer and a Director of Wright Express from 1992 to 1995. Mr. Birk was President and a Director of Advo, Inc. from 1988 to 1992. Mr. Birk serves as a Trustee of T.O. Richardson Mutual Funds.

  Christopher L. Ryan has been a Managing Director of Evercore Partners, Inc. since May 1998. Prior to joining Evercore in May 1998, Mr. Ryan was a Principal since 1997 and Vice President since 1994 in the Mergers and Acquisitions department of Morgan Stanley and Co. Incorporated. From 1987 to 1994, Mr. Ryan worked in the Investment Banking Division of Lehman Brothers.

DIRECTOR COMPENSATION AND ARRANGEMENTS

  The Company expects to pay directors not affiliated with the Company an annual fee of $2,000 for serving on the Board of Directors, a fee of $500 for attending each meeting of the Board of Directors and a fee of $500 for attending each meeting of a committee of the Board of Directors not held concurrently with a board meeting. Directors will be reimbursed for expenses incurred in connection with meetings of the Board of Directors or committees thereof. All payments of annual fees will be paid in cash following the annual shareholders' meeting during the year for which such payment is made. In addition, directors will be expected to participate in the Company's stock option program, as described below.

EXECUTIVE COMPENSATION

  The following table sets forth, for the fiscal year ended December 31, 1997, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for such year, to the executive officers of the Company named below (the "named executive officers"), in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                               ANNUAL COMPENSATION  COMPENSATION
                               -------------------- ------------
                                                    STOCK OPTION
                                                     AWARDS (1)     ALL OTHER
 NAME AND PRINCIPAL POSITION     SALARY     BONUS    (# SHARES)  COMPENSATION (2)
 ---------------------------   ---------- --------- ------------ ----------------
 Ronald L. King..............  $  135,000 $  70,101     200           $8,009
  President and Chief
   Executive Officer
 Charles F. Schattgen........  $   84,540 $  31,855     150           $6,094
  Vice President and Regional
   Manager
 Raymond J. Horan............  $   84,000 $  31,651     150           $6,053
  Vice President and Regional
   Manager

--------
(1) All options granted were for Irex common stock pursuant to the Irex Corporation Non-Qualified Stock Option Plan.
(2) Includes matching payments paid by Irex pursuant to Irex's 401(k) plan and Irex's Employee Stock Ownership Plan.

  The following table provides information pertaining to individual grants of options to purchase Irex common stock made by Irex to the named executive officers during 1997:

                             OPTION GRANTS IN 1997

                            STOCK
                           OPTIONS   % OF ALL OPTIONS  EXERCISE              GRANT DATE
                         GRANTED (1)  GRANTED TO ALL     PRICE    EXPIRATION  PRESENT
                         (# SHARES)     EMPLOYEES     (PER SHARE)    DATE    VALUE (2)
                         ----------- ---------------- ----------- ---------- ----------
Ronald L. King..........     200           4.3%         $21.875    12/31/07    $1,040
Charles F. Schattgen....     150           3.3%         $21.875    12/31/07    $  780
Raymond J. Horan........     150           3.3%         $21.875    12/31/07    $  780

--------
(1) All options granted were options to purchase Irex common stock pursuant to
    the Irex Corporation Non-Qualified Stock Option Plan. As of       , there
    were      shares of Irex common stock outstanding.
(2) The grant date present value was calculated using the Black-Scholes option pricing model with the following assumptions: (i) expected volatility of 23.0%, (ii) a risk-free interest rate of 6.1%, (iii) expected life of three years and (iv) no dividend yield.

  The following table sets forth certain information with respect to unexercised options to purchase common stock of Irex held by the named executive officers at the end 1997.

                                     NUMBER OF           VALUE OF UNEXERCISED
            NAME              UNEXERCISED OPTIONS(1)   IN-THE-MONEY OPTIONS (1)
            ----             ------------------------- -------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                             ----------- ------------- ----------- -------------
Ronald L. King..............    1,000         350        $11,375      $1,931
Charles F. Schattgen........    1,000         300        $ 5,688      $1,650
Raymond J. Horan............      750         300        $ 5,688      $1,650

--------
(1) All options are options to purchase Irex common stock pursuant to the Irex Corporation Non-Qualified Stock Option Plan.

STOCK OPTION PLAN

  The Company intends to adopt the 1998 Specialty Products & Insulation Co. Stock Option Plan (the "Plan"), which is expected to provide for the granting of non-qualified stock options ("Options") to certain directors, officers and other key employees (the "Key Employees") of the Company. The Plan will also permit the Company to issue qualified stock options, stock appreciation rights and restricted stock to the Key Employees. The Plan will be administered by the Compensation and Benefits Committee of the Board of Directors of the Company (the "Compensation and Benefits Committee"). The aggregate maximum number of shares of Common Stock available for awards of Options under the Plan will be 2,905.8 shares, subject to adjustment to reflect changes in the Company's capitalization. Approximately 1,186 of these shares will be awarded on the basis of the Company's performance. The Company intends to award approximately 85% of the maximum number of Options available under the Plan during the first year after the Plan is adopted and may award the remaining Options available under the Plan during the following nine years. No awards can be made under the Plan more than 10 years after the effective date of the Plan.

  The exercise price of the Options will be determined by the Compensation and Benefits Committee in its discretion, provided that the exercise price of any Option cannot be less than the fair market value of a share of Common Stock on the date such Option is granted. Options will vest and may be exercised three years after the date of grant and/or in the event that the Company achieves certain performance objectives. No Option may be exercised more than 13 years after the date of grant. The Options may not be exercised following termination of the grantee's employment with the Company, except that in the event a grantee's employment terminates due to death, disability, retirement or involuntary termination due to certain reasons, options held by such grantee or his or her estate shall be exercisable, if vested at the time of termination of employment, for a certain period after termination.

EXECUTIVE INCENTIVE PLAN

  The Company's Executive Incentive Plan provides certain officers of the Company with annual incentive cash bonus awards based on achievement of certain pre-established quantitative and qualitative goals. The goal of the Executive Incentive Plan is to reward executives for superior performance and for exceeding the Company's predetermined financial and business goals. To be eligible under the Executive Incentive Plan, a participant must be a full-time regular employee on the date of payments.

INSURANCE AND INDEMNIFICATION

  In connection with the Separation, the Company has obtained directors' and officers' insurance against certain liabilities such persons may incur on behalf of the Company. For a discussion of the limitations on liability of the Company's directors and the indemnification by the Company of such directors set forth in the Company's bylaws , see "Description of Capital Stock-- Limitation on Liability and Indemnification."

EMPLOYMENT AGREEMENTS

  In connection with the Separation, the Company has entered into employment agreements with Ronald L. King, Michael J. Hughes and each of the executive officers of the Company. The agreement with Mr. King provides that Mr. King will serve as the President and Chief Executive Officer of the Company for a period of three years after the date of the agreement. At each anniversary of the effective date of the agreement, Mr. King's employment will be extended for one additional year, unless the Company provides 90 days prior written notice of its intent not to extend the term of Mr. King's employment. Under the agreement, the Company or Mr. King may terminate Mr. King's employment with or without cause. If Mr. King's employment is terminated by the Company without cause, the Company must continue to pay Mr. King's salary, incentive compensation and other benefits in effect at the time of termination for the remainder of the term of the agreement. Mr. King is subject to a non-competition covenant for the term of the agreement. The agreements with the executive officers of the Company, other than Michael Hughes, are similar to the agreement with Mr. King, except that the term of each such agreement will be extended for consecutive one year periods unless SPI gives the appropriate executive at least sixty days notice of its intent not to continue the agreement. Mr. Hughes' agreement has a term similar to that of Mr. King's agreement.

                            PRINCIPAL SHAREHOLDERS

  Immediately following the Separation and the New Investment, all of the Company's capital stock will be owned by the shareholders of Irex who receive shares of Common Stock in the Separation, the Company's management and by Evercore. See "Separation from Irex." The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately following consummation of the Separation and the New Investment with respect to (i) each person who is the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and named executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Unless otherwise specified, each person set forth below has sole voting and investment power with respect to the shares reported.

                                                      PERCENTAGE OF OUTSTANDING
                                  NUMBER OF SHARES    COMMON STOCK BENEFICIALLY
       BENEFICIAL OWNER         BENEFICIALLY OWNED(1)           OWNED
       ----------------         --------------------- -------------------------
James E. Hipolit (2)
 c/o Irex Corporation
 120 North Lime Street
 Lancaster, Pennsylvania
 17608.........................           850                    5.4%
David F. Andrew, W. Kirk
 Liddell and
 Jane E. Pinkerton, Trustees of
 the Irex Corporation
 Employees' Savings Incentive
 Plan (3)
 c/o Irex Corporation
 120 North Lime St.
 Lancaster, Pennsylvania
 17608.........................         1,294                    8.3%
W. Kirk Liddell (4)
 c/o Irex Corporation
 120 North Lime Street
 Lancaster, Pennsylvania
 17608.........................           964                    6.2%
Ronald L. King **..............           [73]                    *
Michael J. Hughes **...........           [46]                    *
David D. Bofinger..............             2                     *
Michael T. Conner..............             2                     *
Michael C. Feehery.............             2                     *
Raymond J. Horan...............            22                     *
Charles F. Schattgen...........            34                     *
John O. Shirk (5)..............            93                     *
William W. Adams...............            43                     *
David G. Offensend (6).........         7,113                   45.5%
Christopher L. Ryan............           --                      *
John Birk......................           --                      *
Evercore Partners L.L.C. (7)...         7,113                   45.5%
Evercore Capital Partners L.P.
 ..............................         4,730                   30.2%
Evercore Capital Partners (NQ)
 L.P. .........................         1,135                    7.3%
Evercore Capital Partners
 Offshore Partners L.P. .......         1,248                    8.0%
All directors and executive
 officers as a group (8).......         8,342                   52.9%

--------
*  Less than 1%
** Assumes purchase of 46 shares of Common Stock at closing of Separation.
(1) Based on beneficial ownership of Irex common stock as of September 21, 1998 and after giving effect to (i) the recapitalization of the Common Stock of the Company prior to the Separation, (ii) the distribution of Common Stock to Irex shareholders effected in connection with the Separation and (iii) the New Investment.

(2) Includes 70 shares with respect to which Mr. Hipolit will have sole or share voting and investment power and a total of 780 shares to be held by Mr. Hipolit as custodian for the minor children of W. Kirk Liddell under the Pennsylvania Uniform Transfers to Minors Act. Mr. Hipolit disclaims beneficial ownership of the shares he will hold as custodian.
(3) Based on Irex estimates of the number of shares of Common Stock to remain in the Irex Corporation Employees' Savings Incentive Plan following the transfer of certain of the plan's assets in connection with the Separation. See "Separation from Irex--Agreements with Irex--Benefits Sharing Agreement." Under the terms of the plan, the trustees of the plan will have voting and investment power over the shares of Common Stock reported.
(4) Includes 465 shares with respect to which Mr. Liddell will have sole voting and investment power and 499 shares held by Mr. Liddell's spouse, with respect to which Mr. Liddell disclaims beneficial ownership. Does not include shares owned by the minor children of Mr. Liddell held by Mr. Hipolit as custodian, as reported above.
(5) Includes 30 shares with respect to which Mr. Shirk will have sole voting and investment power, 11 shares held by Mr. Shirk's spouse, 2 shares held by Mr. Shirk's spouse as custodian under the Pennsylvania Uniform Transfers to Minors Act and 50 shares held by Barley, Snyder, Senft & Cohen, LLP, of which Mr. Shirk is a partner.
(6) David G. Offensend is a Member of Evercore Partners L.L.C., the general partner of each of Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P. and Evercore Capital Offshore Partners L.P. As such, Mr. Offensend may be deemed to beneficially own the shares owned by such partnerships. Mr. Offensend disclaims beneficial ownership of any of the shares owned by such partnerships.
(7) Evercore Partners L.L.C. is the general partner of each of Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P. and Evercore Capital Offshore Partners L.P. and, as such may be deemed to beneficially own the shares owned by such partnerships.
(8) In connection with the Separation and the Offering, the Company expects to grant options to purchase an aggregate of 2,905.8 shares of Common Stock to certain officers and employees of the Company under the Company's stock option plan. See "Management--Stock Option Plan" and "Separation from Irex--Agreements with Irex--Benefits Sharing Agreement." All of the options have limitations on exercise and none are included in the table above.

                             SEPARATION FROM IREX

BACKGROUND AND REASONS FOR THE SEPARATION

  Since commencing operations in 1982, the Company has been a wholly owned subsidiary of Irex. Through its operating subsidiaries other than the Company, Irex is primarily engaged in the business of specialty contracting throughout the United States and Canada. In January 1998, Irex announced plans to effect the Separation through a pro rata distribution (the "Distribution") of 100% of the capital stock of the Company to the shareholders of Irex. Immediately prior to the Separation, the Company declared a reverse stock split, whereby each share of the Company's previously issued common stock was converted into [0.8532] shares of Common Stock. The reverse stock split reduced the Company's outstanding shares from 10,000 to [8,532] shares of Common Stock, all of which were held by Irex. Following this recapitalization, the Company effected the Separation by distributing all of such shares to the shareholders of Irex on the basis of one share of SPI Common Stock for every fifty shares of Irex common stock held. The Company will issue certificates for such shares in [November 1998]. The Company will not issue certificates for fractional shares, but, instead, will repurchase such shares at a rate of $2,698.08 per share. As a result of the Separation and the New Investment, all of the capital stock of the Company is owned by the shareholders of Irex who received shares of Common Stock in the Separation, the Company's management and by Evercore.

  The decision to effect the Separation was based on a number of factors. The Separation will provide both Irex and SPI with greater managerial, operational and financial flexibility to focus on and respond to changing market conditions in their respective business environments. The Company also believes that its ability to pursue and finance acquisitions and other business opportunities will be enhanced if the Company operates independently. The Separation will provide the Company with direct access to capital markets, subject to certain limitations for a two-year period following the Separation. See "Risk Factors--Limitations on Ability to Raise

Equity Capital and Dependence on Alternative Financing." As a separate entity, the Company will not be subject to Irex's capital structure restrictions and will be in a better position to fund its operating and growth strategies. Furthermore, financial advisors have advised Irex and the Company that equity capital necessary to meet the business needs of Irex and the Company can be most effectively raised by the Company following its Separation from Irex, rather than through financings by either Irex or the Company while Irex continues to hold a substantial equity interest in the Company. In addition, management believes the Separation will assist the Company in serving certain customers. Through the specialty contracting businesses operated by its other subsidiaries, Irex competes with customers whose business is solicited by the Company, and the Company believes these customers will be more likely to purchase products from the Company after it is independent from Irex. The Separation will also enable the Company to provide its management and employees with incentive compensation in the form of direct and indirect equity ownership in the Company.

  Immediately prior to consummation of the Separation, the Company declared a dividend to Irex in the amount of $10.5 million. Such dividend will be paid in a combination of $7.0 million in cash and $3.5 million of Irex Notes. In connection with the Separation and the New Investment, the Company also paid approximately $5.1 million of debt owed by the Company to Irex as of June 30, 1998, which was paid with proceeds from the New Investment, and approximately $26.0 million owed to Irex as of June 30, 1998 pursuant to an intercompany account which the Company paid though a combination of proceeds from the New Investment and with borrowed funds from a credit facility.

  Another subsidiary of Irex, ACandS, Inc. ("ACandS"), is engaged in the thermal insulation contracting business. ACandS has been the subject of numerous lawsuits seeking damages for injuries allegedly caused by exposure to asbestos contained in insulation products installed or sold by ACandS before 1974. The Company has never been named as a defendant in any asbestos-related lawsuit, nor has any asbestos-related claim been made against it. The Company's involvement with the thermal insulation contracting business has been minimal, and, in the Company's opinion, it has no material liability in connection with that involvement.

MANNER OF EFFECTING THE DISTRIBUTION

  On or about [November , 1998] (the "Distribution Date"), Irex will deliver certificates for the shares of Common Stock to be issued in the Distribution to the shareholders of Irex holding fifty or more Irex common shares on the Record Date. The Distribution will be made on the basis of one share of Common Stock for every fifty shares of Irex common stock outstanding on the Record Date. All such shares of Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Certificates for the Common Stock will be mailed to Irex common shareholders on or about [November , 1998]. The Company will not issue certificates for fractional shares, but, instead, will repurchase such shares at a rate of $2,698.08 per share. The Company will mail checks for fractional shares at the same time that it mails stock certificates.

  No holder of Irex common shares will be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution, or to surrender or exchange Irex common shares in order to receive Common Stock of the Company.

FEDERAL INCOME TAX CONSEQUENCES

  Irex has been advised by special tax counsel ("Tax Counsel") that, based upon certain customary representations made by Irex and the Company, the Distribution will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). So long as the Distribution qualifies under Section 355 of the Code, in the opinion of Tax Counsel the principal federal income tax consequences of the Distribution will be as follows:

    1. No gain or loss will be recognized by, or be includable in the income of, a holder of Irex common stock solely as a result of the receipt of Common Stock in the Distribution, other than in respect of cash received in lieu of fractional shares.

    2. No gain or loss will be recognized by Irex with respect to the Common Stock distributed in the Distribution.

    3. Assuming that a holder of Irex common stock holds such Irex common stock as a capital asset, such holder's holding period for the Common Stock received in the Distribution will include the period during which such Irex common stock was held.

    4. The tax basis of Irex common stock held by Irex shareholders immediately prior to the Distribution will be apportioned (based upon relative fair market values at the time of the Distribution) between such Irex common stock and the Common Stock received by such shareholder in the Distribution.

    5. Irex shareholders receiving cash on the sale of a fractional interests in Common Stock will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such holder's fractional interest. Provided that the Irex common stock is held as a capital asset, such gain or loss will be a capital gain or loss.

  The foregoing is only a summary of the material federal income tax consequences of the Distribution under current law and does not take into account any special circumstances that may apply to particular shareholders. Each shareholder should consult his or her tax advisor as to the particular consequences of the Distribution to such shareholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described above. This summary may not be applicable to shareholders who received their Irex common stock pursuant to the exercise of options or otherwise as compensation or who are not citizens or residents of the United States.

  The opinion of Tax Counsel referred to above will not be binding upon the Internal Revenue Service (the "IRS") and is subject to certain factual representations and assumptions. Irex is not aware of any present facts or circumstances which should cause such representations and assumptions to be untrue. However, certain future events not within the control of Irex or the Company could cause the Distribution not to qualify as tax-free. If the Distribution is deemed to be taxable, then (1) each holder of Irex common stock who receives shares of Common Stock in the Distribution would be treated as if such shareholder received a taxable distribution, taxed as a dividend to the extent of such shareholder's pro rata share of Irex's current and accumulated earnings and profits and (2) corporate level taxes would be payable by the consolidated group of which Irex is the common parent, based upon the excess of the fair market value of the Common Stock on the date of the Distribution over Irex's tax basis therein. Irex expects that the Distribution will be treated as tax-free.

  Information with respect to the allocation of tax basis between SPI Common Stock and Irex common stock will be provided to shareholders at the time of distribution of the certificates representing shares of Common Stock.

OTHER INFORMATION

  Following the Distribution, Irex will not hold any shares of Common Stock. Irex will continue to be a corporation subject to the information reporting requirements of Section 15(d) of the Exchange Act.

AGREEMENTS WITH IREX

  In connection with the Separation and the New Investment, the Company entered into several agreements with Irex and its subsidiaries setting forth certain interim and longer-term relationships between the companies. The following summaries of the principal terms of these agreements are qualified in their entirety by reference to the full text of such agreements. See "Additional Information."

  Corporate Separation Agreement. Irex and its subsidiaries (collectively, the "Irex Companies") and SPI have entered into a separation agreement (the "Separation Agreement") which sets forth certain agreements with respect to the Separation and certain agreements between the Company and the Irex Companies governing the relationship between them following the Separation. Pursuant to the Separation Agreement, Irex will provide the Company with access to Irex's management information systems at least 18 months and up to three years following the Separation. Under the agreement, access to system hardware and software and related support services maintained by Irex will be made available on a monthly fee basis based on a formula that takes into account the Company's relative use of the system. The agreement also provides for the Company to utilize customization capabilities of system programmers employed by Irex on an hourly fee basis. The Separation Agreement also provides reciprocal indemnification provisions between the Irex Companies and the Company, pursuant to which the Irex Companies agree to indemnify the Company for liabilities relating to their businesses arising at any time, and the Company agrees to indemnify the Irex Companies for liabilities relating to its business arising after January 1, 1982. The agreement also includes provisions governing certain workers' compensation and liability insurance payments, pursuant to which Irex will maintain responsibility for processing payment claims occurring as a result of incidents involving the Company's employees and arising prior to April 1, 1998, and the Company will indemnify Irex for payments made by Irex as a result of such claims (up to the amount of the deductible stated in the workers' compensation insurance policies governing such claims). The agreement also provides for the Company to reimburse Irex for all third-party expenses incurred in connection with the Separation and New Investment, including attorneys' and accountants' fees and expenses, filing fees, printing costs and similar items. Pursuant to the Separation Agreement, intercompany accounts among Irex, Irex affiliates and the Company will be settled shortly after the date of consummation of the Separation. As of June 30, 1998, the settlement of those accounts would result in a payment of $26.0 million from the Company to Irex; however, the settlement amount will be determined on the effective date of the Separation.

  Tax Sharing and Indemnification Agreement. The Company and Irex have entered into a tax sharing and indemnification agreement (the "Tax Agreement"). Pursuant to the Tax Agreement, (i) the Company will generally be indemnified for tax liabilities of any consolidated, combined and unitary group of corporations that includes Irex and/or its subsidiaries (including the Company) (an "Irex Group") for periods prior to the consummation of the Separation other than certain tax liabilities attributable to the income or operations of the Company, (ii) the Company will be restricted, for a period of two years following the date of the consummation of the Separation, from engaging in certain transactions (certain issuances of stock, redemptions of stock or ceasing to engage in its trade or business) without first obtaining either a ruling from the Internal Revenue Service or an opinion from nationally recognized tax counsel that the transaction will not affect the tax-free nature of the Separation to Irex and (iii) the Company will be required to indemnify Irex for (a) certain tax liabilities attributable to the income or operations of the Company for the periods prior to the consummation of the Separation, and (b) tax liabilities that may be incurred by Irex as a result of actions that the Company may undertake following the Separation and that cause the Separation to be treated as a taxable transaction to Irex. The Company does not expect these restrictions to materially inhibit its operations or growth opportunities.

  Irex and the Company have received an opinion of Dechert Price & Rhoads, counsel to Irex and the Company, that for U.S. federal income tax purposes the Separation should qualify as a tax-free spin-off. The opinion of counsel will be based on certain assumptions and the accuracy of factual representations made by Irex and the Company. Neither Irex nor the Company is aware of any present facts or circumstances which should cause such representations and assumptions to be untrue. However, the opinion of counsel is not binding on either the Internal Revenue Service ("IRS") or the courts. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the Separation, and it is possible that the IRS may take the position that the Separation does not qualify as a tax-free spin-off. See "Risk Factors--Potential Liability for Taxes Related to the Separation."

  Benefits Sharing Agreement. The Company and Irex have entered into a benefits sharing agreement (the "Benefits Agreement") pursuant to which assets and liabilities under employee benefit plans and other employment-related liabilities will be divided between them. In general, the Company is responsible for compensation and employee benefits relating to both its active and former employees. Irex generally remains responsible for compensation and employee benefits relating to its active and former employees. The Company's 401(k) Plan has received a transfer of plan assets from the Irex Employees' Savings Incentive Plan equal to the account balances of the Company's active and former employees. Prior to the Separation, Irex amended its pension plan to cease future benefit accruals. In connection with the Separation, the Company has made a payment to Irex for a portion of the unfunded accrued liability under the Irex defined benefit pension plan attributable to the Company's employees and former employees. The Company does not currently intend to sponsor a defined benefit pension plan for periods immediately following the Separation.

                                NEW INVESTMENT

  On November , 1998 (the "Closing Date"), immediately following the consummation of the Distribution, Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P. and Evercore Capital Offshore Partners L.P. invested approximately $15.4 million in the Company in exchange for 7,113 shares of Common Stock of SPI. The purchase price per share of Common Stock was $2,158.46. In addition, immediately following the Separation, the Company's management collectively purchased [up to 140 shares] of Common Stock. As a result of the Distribution and such New Investment in the Company, as of the Closing Date approximately 55% of SPI Common Stock is owned by shareholders of Irex who received stock in the Distribution and SPI's management, and approximately 45% of SPI Common Stock is owned by Evercore.

  The Company and Evercore are parties to a Stock Subscription Agreement, dated October 27, 1998, which contains provisions relating to the subjects discussed below. The following discussion of the Stock Subscription Agreement is qualified in its entirety by the terms of such agreement.

BOARD OF DIRECTORS

  The Board of Directors of SPI will consist of seven members until such time as an affirmative vote of two-thirds of the authorized directors of the Company passes a resolution to the contrary. The Company and Evercore have entered into an agreement whereby the number of authorized directors will not be changed until the earlier to occur of (x) the consummation of a registered public offering, (y) such time as any person acquires at least 90% of the Common Stock and (z) the fifth anniversary of the Closing Date.

  At all times after the Closing Date, the Company has agreed to recommend to the Board of Directors that the following number of persons selected by Evercore be included in the slate of nominees recommended by the Board of Directors to shareholders for election as directors: (a) so long as Evercore collectively owns equal to or greater than 30% of the outstanding Common Stock, three persons; (b) so long as Evercore collectively owns equal to or greater than 15% of the outstanding Common Stock and less than 30% of the Common Stock, two persons; (c) so long as Evercore collectively owns equal to or greater than 5% of the outstanding Common Stock and less than 15% of the outstanding Common Stock, one person.

  Prior to the third anniversary of the Closing Date, Evercore has agreed not to seek or support the election of more than three representatives of Evercore to the Board of Directors of SPI. However, following the third anniversary of the Closing Date, Evercore will be entitled to seek the election of four directors; following the fourth anniversary of the Closing Date, Evercore will be entitled to seek the election of five directors; following the fifth anniversary of the Closing Date, Evercore will be entitled to seek the election of six directors; and following the six anniversary of the Closing Date, Evercore will be entitled to seek the election of seven directors.

  Evercore has also agreed to certain other provisions regarding the composition of the Board of Directors of the Company. At any time prior to the earlier to occur of (x) consummation of a registered public offering of Common Stock and (y) such time as any Person acquires at least 90% of the Common Stock, the Company has agreed to support the nomination of, and the Company's nominating committee (if any) will recommend to the Board of Directors that, the following number of candidates recommended by the Continuing Directors (as defined below) of the Company be included in the slate of nominees recommended by the Board of Directors for election as Directors at the annual shareholders' meeting held for the time periods listed below:

                                                                 TOTAL NUMBER
      ANNIVERSARY OF CLOSING DATE                              OF IREX DIRECTORS
      ---------------------------                              -----------------
      First...................................................          3
      Second..................................................          3
      Third...................................................          2
      Fourth..................................................          1
      Fifth and thereafter....................................          0

  As defined in the Stock Subscription Agreement, a "Continuing Director" will include any director (who is not an officer of the Company or a person designated by Evercore to serve as a director of the Company) who is either a director of the Company immediately following the consummation of the New Investment or is designated for election by the Continuing Directors or elected by the Continuing Directors to the board of directors of the Company with the affirmative vote of a majority of the Continuing Directors of the Company who were directors of the Company at the time of such nomination or election.

SALES BY EVERCORE

  In the event Evercore effects any sale of Common Stock (other than sales under certain limited exceptions), then Evercore is required as a condition to such sale to cause the purchaser of its Common Stock to provide the benefits of such sale to all holders of Common Stock on the same terms as provided to Evercore.

REGISTRATION RIGHTS

  Subject to the limitations described below, at any time after two years from the anniversary of the date of the New Investment, upon the written request of Evercore or any person or entity that acquires Common Stock from Evercore (each an "Evercore Person") or at any time after the earlier of (x) the fourth anniversary of the date of the New Investment or (y) the 180th day after a registered public offering of Common Stock, upon the written request of any group of stockholders (not including an Evercore Person) which are collectively the beneficial holders of 10% or more of the outstanding SPI Common Stock (each a "Shareholder Group") requesting that SPI effect the registration under the Securities Act of 1933 (the "Securities Act") of all or any part of the Common Stock, the Company will promptly file with the Securities and Exchange Commission a registration statement under the Securities Act registering the offering and sale of the securities which the Company has been so requested to register (a "Demand Registration"). However,
(i) the Company need not effect a Demand Registration unless such Demand Registration shall include the lesser of (a) 5% of the shares of Common Stock then outstanding or (b) all shares of Common Stock beneficially owned by such Evercore Person or Shareholder Group, as the case may be, and (ii) the Company shall not be required to effect more than one Demand Registration in any twelve-month period. In addition, SPI shall not be required to effect more than three Demand Registrations for requests made by Evercore Persons and one Demand Registrations for requests made by Shareholder Groups.

LIMIT ON TRANSACTIONS WITH AFFILIATES

  The Company has agreed not to and will not permit its subsidiaries to, directly or indirectly, sell, lease or otherwise transfer any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, Irex or any of its affiliates, Evercore, any officer, director, holder of 5% or more of the Common Stock, or affiliate of the Company or Evercore (each an "Affiliate Transaction") except for (i) Affiliate Transactions which are conducted in good faith and on terms that are no less favorable to the Company or the relevant subsidiary than those which would have been available at such time in a transaction with an independent third party on an arms' length basis and have been approved by a majority of the disinterested directors of the Company, or (ii) with respect to any Affiliate Transaction that involves (A) a change of control of the Company, (B) a substantial change in the

Company's equity ownership, (C) a Rule 13e-3 transaction as defined under the Exchange Act, (D) a sale of all or substantially all of the Company's assets,
(E) certain sales of shares by Evercore (as described in the Stock Subscription Agreement), (F) or transactions with substantially similar effect, Affiliate Transactions for which the Company has obtained an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is fair to the shareholders of the Company or such subsidiary from a financial point of view. These arrangements do not apply to agreements between the Company and Irex or any of its subsidiaries relating to sales of materials which are conducted in good faith and on terms that are no less favorable to the Company or the relevant Company subsidiary than those which would have been available at the time in a transaction with an independent third party on an arms' length basis. Any transaction or proposed series of transactions involving aggregate sales or expenditures in excess of $5.0 million shall, upon the request of any director, require the approval of the Board of Directors of the Company in accordance with the Stock Subscription Agreement.

SUB-DEBT AND SUB-DEBT LINE

  Concurrently with the New Investment, SPI entered into the Irex Note Agreement, which provides for the immediate issuance to Irex of $3.5 million of Irex Notes, bearing an interest rate of 10.5%. All indebtedness of the Company under the Irex Note Agreement will be subordinated to and rank junior to all other indebtedness of the Company, other than trade indebtedness and indebtedness of the Company which is expressly ranked junior to the Irex Notes. Such indebtedness will rank pari passu with indebtedness under the Evercore Note Purchase Agreement.

  The Evercore Note Purchase Agreement will provide for the immediate purchase by Evercore of $3.5 million of ECP Notes, bearing an interest rate of 11%. The proceeds of the ECP Notes will be used for general corporate purposes. In addition, Evercore will commit to purchase an aggregate additional amount of up to $20 million of the ECP Notes over a three year period to fund a portion of the cost of certain acquisitions, subject to certain conditions, including the requirement that the Company have a ratio of indebtedness under its Credit Agreement to EBITDA in excess of 2.5 to 1.0. The ECP Notes will have various interest rates ranging from 11% to 13% (as such rates may be adjusted due to changes in the yields of U.S. treasury obligations). The Evercore Note Purchase Agreement contains a number of restrictive covenants, including covenants which limit transactions with affiliates and the payment of dividends and which require that the Company maintain a certain leverage ratio. All indebtedness of the Company under the Evercore Note Purchase Agreement will be subordinated and rank junior to all other indebtedness of the Company, other than trade indebtedness and indebtedness of the Company, which is expressly ranked junior to the ECP Notes. Such indebtedness will rank pari passu with indebtedness under the Irex Note Agreement.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation, which have been filed as an exhibit to the Registration Statement which includes this Information Statement.

COMMON STOCK

  The Company is authorized to issue up to 15.0 million shares of Common Stock, par value $.01 per share ("Common Stock").

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Shareholders do not have the preemptive right to purchase newly issued Common Stock before it is offered to others by the Company. The bylaws provide that special meetings of the shareholders of the Company may be called only by the Board of Directors. Generally, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by vote of a class of such shareholders of the Company, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon.

  In connection with the New Investment, the Company adopted amended and restated by-laws ("By-laws"), which contain certain provisions governing the voting rights of the Board of Directors. Under the By-laws, certain actions of the Board of Directors will require a supermajority vote of two-thirds of the authorized Directors of the Company (but not less than five Directors). Such actions include, but are not limited to, approval of any merger, consolidation, recapitalization, sale of all or substantially all the assets of the Company, reclassification of equity securities of the company, the issuance of additional equity securities of the Company, and the declaration of any dividend on or the redemption of any equity securities of the Company.

  The By-laws contain provisions permitting the written consent of shareholders in lieu of a meeting. Under the By-laws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voting. Such action is not effective until at least ten days' written notice is provided to each shareholder entitled to vote who has not consented already.

PREFERRED STOCK

  The Company is authorized to issue up to 15.0 million shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of Preferred Stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance.

  The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. The issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Provisions."

INAPPLICABILITY OF CERTAIN PROVISIONS OF THE PENNSYLVANIA BUSINESS CORPORATION
LAW

  The Company's restated articles of incorporation provide that the Company has opted out of Subchapters C, D and E of Chapter 25 of the PBCL and, to the extent permitted therein, Subchapters F, G and H of Chapter 25 of the PBCL. Had these sections applied to the Company, they would have made it more difficult for persons to acquire and exercise control over SPI. The Company's articles of incorporation and bylaws also provide that Section 515 of Title 15 of the Pennsylvania Consolidated Statutes will not be applicable to the Company or any directors or officers of the Company. In addition, the Company intends to submit to its shareholders a proposal to opt out of Section 1715 of Title 15 of the Pennsylvania Consolidated Statutes. If these provisions were to apply to the Company, they would have allowed the Company's Board of Directors to consider various corporate interests, including those of employees, suppliers, clients and communities when approving corporate actions.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  As permitted by the PBCL, the Company's bylaws provide that a director shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under Section 8363 of the Pennsylvania Directors Liability Act (relating to standard of care and justifiable reliance) and (ii) the breach or failure to perform constitutes improper self-dealing, willful misconduct or recklessness. Such limitation on liability does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to local, state or federal law. In addition, the bylaws provide that the Company shall indemnify any person who is a party or is threatened to be made a party to any lawsuit or claim for damages arising by reason of the fact that he is or was a director, officer or employee of the Company or any subsidiary.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Information Statement and elsewhere in the Form 10 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Form 10 (the "Form 10") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Information Statement, which constitutes a part of the Form 10, does not contain all of the information set forth in the Form 10. Statements made in this Information Statement as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Form 10 and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Form 10 and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees.

  After the Separation, the Company will be subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will be required to file reports and other information with the Commission. The Company's registration with the Commission may be terminated if there are fewer than 300 record holders of the Common Stock. The Company anticipates that upon the consummation of the transactions contemplated herein, there will be fewer than 300 shareholders of record in the Company and that, if this is the case, the Company will seek to deregister the Common Stock under the Exchange Act. The termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Stock and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Common Stock.

  The Form 10, as well as any report and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Information Statement that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Certain Special Considerations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These forward-looking statements involve risks and uncertainties including, but not limited to, those set forth under "Certain Special Considerations."

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants................................. F- 2
Consolidated Balance Sheets as of December 31, 1996 and 1997............. F- 3
Consolidated Statements of Income for the years ended December 31, 1995,
 1996 and 1997........................................................... F- 4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1995,
 1996 and 1997........................................................... F- 5
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1996 and 1997..................................................... F- 6
Notes to Consolidated Financial Statements as of December 31, 1996 and
 1997 and
 for the years ended December 31, 1995, 1996 and 1997.................... F- 7
Unaudited Condensed Consolidated Statements of Income for the six months ended
 June 30, 1997 and 1998.................................................. F-16
Unaudited Condensed Consolidated Balance Sheets as of June 30, 1997 and
 1998.................................................................... F-17
Unaudited Condensed Consolidated Statements of Cash Flows for the six
 months ended
 June 30, 1997 and 1998.................................................. F-18
Notes to Unaudited Condensed Consolidated Financial Statements........... F-19

  After the reverse stock split discussed in Note 11 to the Company's consolidated financial statements is effected, we expect to be in a position to render the following report.

                                          Arthur Andersen LLP
Lancaster, Pennsylvania
March 16, 1998, except with
respect to certain
information in Note 11, as
to which the date is
November 4, 1998.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Specialty Products & Insulation Co.:

  We have audited the accompanying consolidated balance sheets of Specialty Products & Insulation Co. (a Pennsylvania corporation and a wholly owned subsidiary of Irex Corporation) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Products & Insulation Co. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 DECEMBER 31,                 DECEMBER 31, 1997
                            ------------------------------  -----------------------
                                                                  PRO FORMA
                               1996            1997             (SEE NOTE 12)
                            --------------  --------------  -----------------------
                                                                 (UNAUDITED)
                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
ASSETS
Current Assets:
  Cash and cash
   equivalents............  $           78  $          345       $          345
  Receivables, less
   reserves of $466 in
   1997 and $994 in 1996..          22,769          27,635               27,635
  Inventories of materials
   and supplies...........          13,117          15,667               15,667
  Prepaid expenses........             408             173                  173
  Deferred income taxes...             930           1,100                1,100
                            --------------  --------------       --------------
    Total current assets..          37,302          44,920               44,920
Property and Equipment, at
 cost:
  Buildings and
   improvements...........           1,153           1,315                1,315
  Machinery and
   equipment..............           2,655           2,996                2,996
                            --------------  --------------       --------------
                                     3,808           4,311                4,311
  Less accumulated
   depreciation...........          (2,242)         (2,543)              (2,543)
                            --------------  --------------       --------------
                                     1,566           1,768                1,768
Other Assets..............              67             963                  963
                            --------------  --------------       --------------
                            $       38,935  $       47,651       $       47,651
                            ==============  ==============       ==============
LIABILITIES AND
 SHAREHOLDER'S EQUITY
Current Liabilities:
  Current portion of long-
   term notes payable to
   affiliates
   and other long-term
   debt...................  $        1,436  $        1,455       $        1,455
  Accounts payable........           6,261           7,360                7,360
  Payable to affiliates...          15,006          20,221               20,221
  Accrued liabilities.....           2,746           4,108                4,108
  Accrued income taxes....           1,049             510                  510
  Dividend payable to Irex
   Corporation............             --              --                10,490
                            --------------  --------------       --------------
    Total current
     liabilities..........          26,498          33,654               44,144
Deferred Income Taxes.....              88             --                   --
Long-term notes payable to
 affiliates, less current
 portion..................           5,928           4,742                4,742
Long-term debt, less
 current portion..........             --               75                   75
Commitments and
 Contingencies
Shareholder's Equity:
  Preferred stock, $0.01
   par value per share;
   15,000,000 shares
   authorized; none
   issued.................             --              --                   --
  Common stock, $0.01 par
   value per share;
   15,000,000 shares
   authorized; 8,532
   issued and
   outstanding............             --              --                   --
  Paid-in surplus.........           1,003           1,003                1,003
  Retained earnings.......           5,418           8,177               (2,313)
                            --------------  --------------       --------------
    Total shareholder's
     equity...............           6,421           9,180               (1,310)
                            --------------  --------------       --------------
                            $       38,935  $       47,651       $       47,651
                            ==============  ==============       ==============

        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                               YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                            1995         1996         1997
                                        ------------ ------------ ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................. $    118,395 $    141,800 $    158,510
Cost of sales..........................       92,503      110,690      124,258
                                        ------------ ------------ ------------
  Gross profit.........................       25,892       31,110       34,252
Selling, general and administrative
 expenses..............................       21,841       24,762       27,229
                                        ------------ ------------ ------------
  Operating income.....................        4,051        6,348        7,023
Interest expense, net..................        1,840        1,854        1,939
                                        ------------ ------------ ------------
  Income before income taxes...........        2,211        4,494        5,084
Income tax provision...................          918        1,810        2,077
                                        ------------ ------------ ------------
  Net income........................... $      1,293 $      2,684 $      3,007
                                        ============ ============ ============
Net income per share--basic............ $     151.55 $     314.58 $     352.44
                                        ============ ============ ============
Net income per share--diluted.......... $     151.55 $     314.58 $     352.44
                                        ============ ============ ============
Weighted average shares outstanding--
 basic.................................        8,532        8,532        8,532
                                        ============ ============ ============
Weighted average shares outstanding--
 diluted...............................        8,532        8,532        8,532
                                        ============ ============ ============


        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       PAID-IN
                                          COMMON STOCK SURPLUS RETAINED EARNINGS
                                          ------------ ------- -----------------
                                                      (IN THOUSANDS)
Balance, January 1, 1995.................     $--      $1,003       $2,652
  Net income.............................      --         --         1,293
  Distribution to parent.................      --         --          (748)
                                              ----     ------       ------
Balance, December 31, 1995...............      --       1,003        3,197
  Net income.............................      --         --         2,684
  Distribution to parent.................      --         --          (463)
                                              ----     ------       ------
Balance, December 31, 1996...............      --       1,003        5,418
  Net income.............................      --         --         3,007
  Distribution to parent.................      --         --          (248)
                                              ----     ------       ------
Balance, December 31, 1997...............     $--      $1,003       $8,177
                                              ====     ======       ======


        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income..................................... $  1,293  $  2,684  $  3,007
  Reconciliation of net income to net cash
   provided by (used for) operating activities--
    Depreciation and amortization................      514       558       640
    Deferred income tax (benefit) provision......       (6)     (191)      364
    Provision for losses on accounts receivable..      830     1,120        71
    (Gain) loss on sale of assets................       (2)       75        15
  (Increase) decrease in assets--
    Receivables..................................   (3,387)   (1,590)   (3,672)
    Inventories..................................     (755)   (1,934)   (1,204)
    Other prepaid expenses.......................       31      (182)      248
    Other assets.................................      (23)      --        --
  Increase (decrease) in liabilities--
    Accounts payable.............................      640        39     1,042
    Accrued liabilities and other................      501       499     1,134
    Accrued income taxes.........................      261       776      (495)
                                                  --------  --------  --------
      Net cash (used for) provided by operating
       activities................................     (103)    1,854     1,150
                                                  --------  --------  --------
Cash Flows From Investing Activities:
  Additions to property and equipment............     (413)     (559)     (559)
  Proceeds from sales of property and equipment..       79        24         4
  Acquisitions of certain businesses, net of cash
     acquired
     Assets, net of liabilities assumed..........     (961)     (120)   (2,523)
    Intangibles..................................      --        (60)     (930)
  Other investing................................      --        (62)      (33)
                                                  --------  --------  --------
      Net cash used for investing activities.....   (1,295)     (777)   (4,041)
                                                  --------  --------  --------
Cash Flows From Financing Activities:
  Payments on long-term debt.....................      --     (1,186)   (1,186)
  Increase in payable to affiliates..............    1,429        97     4,344
                                                  --------  --------  --------
      Net cash provided by (used for) financing
       activities................................    1,429    (1,089)    3,158
                                                  --------  --------  --------
Net Increase (Decrease) in Cash and Cash
 Equivalents.....................................       31       (12)      267
Cash and Cash Equivalents, Beginning of Year.....       59        90        78
                                                  --------  --------  --------
Cash and Cash Equivalents, End of Year........... $     90  $     78  $    345
                                                  ========  ========  ========

        The accompanying notes are an integral part of these statements.

              SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

Description of Business

  Specialty Products & Insulation Co. and subsidiary (the Company or SPI), a wholly-owned subsidiary of Irex Corporation (Irex) (See Note 11), is a distribution and fabrication business that competes in the large and highly fragmented building products industry. The Company broadly defines its two core markets as mechanical insulation, consisting of pipe, duct, and equipment insulation for commercial and industrial customers, and architectural/acoustical products, consisting primarily of acoustical ceilings, fiberglass reinforced panel, and other wall and ceiling products.

Basis of Presentation

  The consolidated financial statements reflect the results of operations, financial position, changes in shareholder's equity and cash flows of the Company. The consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations of the Company.

  The Company receives certain administrative and management services provided by Irex. The cost of these services has been allocated to the Company based on the estimated utilization of those services through a management fee. These services are discussed further in Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

  The consolidated financial statements include the accounts of SPI and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

  Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out (FIFO) basis. Included in inventory cost are material costs and costs directly associated with the fabrication of the Company's products.

Reserves for Certain Self-Insured Business Risks

  The Company is self-insured against a portion of its workers' compensation and other insurance risks. The process of determining reserve requirements for losses within its self-insured retention limits utilizes historical trends, involves an evaluation of claim frequency, severity and other factors and also includes the effect of future inflation.

Income Taxes

  The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recognized using enacted tax rates, for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities.

Property and Equipment

  Property and equipment are depreciated using principally the straight-line method over the following estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred.

       CLASSIFICATION                                     ESTIMATED USEFUL LIVES
       --------------                                     ----------------------
       Buildings.........................................     15 to 30 years
       Leasehold improvements............................      3 to 10 years
       Machinery and equipment...........................       3 to 7 years

Other Assets

  Other assets consist of goodwill and other intangibles. Goodwill, which represents the excess of cost over fair value of the net assets of acquired businesses, is being amortized on a straight-line basis principally over 15 years. The Company develops operating income projections and evaluates the recoverability and amortization period of goodwill using these projections. Based upon management's current assessment, the estimated remaining amortization period of goodwill is appropriate and the remaining balance is fully recoverable. There was no unamortized goodwill at December 31, 1996. At December 31, 1997, unamortized goodwill was $842,000.

Revenue Recognition

  Sales are recorded as orders are shipped or picked up by the customer and are reported net of discounts and returns. Sales include the revenue related to products shipped directly from the manufacturer to the customer as the purchasing terms are similar to other products purchased and the Company bears the credit risk related to the sale. These sales represent approximately 14%, 16% and 16% of the total net sales reported in 1995, 1996 and 1997, respectively.

Supplemental Cash Flow Information

  The Company's state income tax payments, net of refunds, were $28,000, $131,000 and $280,000 in 1995, 1996 and 1997, respectively. Interest on the notes payable to affiliate and the payable to affiliates account are charged to the payable to affiliates account.

Concentration of Credit Risk and Business

  The Company is primarily engaged in the distribution of mechanical insulational and architectural/acoustical products throughout the United States.

  The Company grants credit to customers after a thorough review of their financial condition. The concentration of credit risk with respect to accounts receivable is limited due to the Company's large customer base located throughout the United States. For the years ended December 31, 1995, 1996, and 1997, no one customer accounted for more than 10% of sales.

  The Company purchases materials for resale from a limited number of major suppliers. Such concentration is normal for the industry and does not represent an unreasonable risk or vulnerability to the Company.

3. ACQUISITIONS:

  On October 17, 1997, the Company acquired all of the issued and outstanding stock of Richlar Industries, Inc. (Richlar), located in East Syracuse, New York, for cash consideration of approximately $866,000. Richlar is primarily engaged in the business of precision die cutting, lamination, and specialty fabrication.

  On December 8, 1997, the Company acquired certain assets of Construction Systems, Inc. (CSI), located in Houston, Texas, for cash consideration of approximately $2,374,000. CSI was primarily engaged in the distribution of architectural/acoustical products and specialty products from two distribution centers in Houston, Texas.

  On December 24, 1997, the Company acquired certain assets of the Louisville, Kentucky distribution center of R. E. Kramig and Company, Inc. (Kramig) for cash consideration of approximately $213,000. Kramig was primarily engaged in the distribution of mechanical insulation.

  The acquisitions were accounted for using the purchase method of accounting, and the financial statements reflect the results of operations and cash flows of the operation from the dates of the acquisitions. Had the acquisitions occurred at the beginning of the periods presented, sales and net income would not have been materially different from reported results.

  In January 1995, the Company acquired from Distribution International (DI), the assets of four distribution centers in North Carolina and Tennessee for cash consideration of approximately $961,000. DI was primarily engaged in the distribution of mechanical insulation from these four distribution centers.

4. INCOME TAXES:

  The Company's tax return is included in the consolidated federal income tax returns of Irex. The current and deferred tax expense recorded by the Company is based on what such amounts would have been had it filed a separate tax return. All federal income tax payments are made by Irex.

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Deferred income taxes are computed based on the differences between financial reporting and income tax reporting bases of assets and liabilities using enacted tax rates. The impact of changes in tax rates is reflected in income in the period in which the change is enacted. In conformity with SFAS 109, deferred tax assets are classified based on the financial reporting classification of the related liabilities and assets which give rise to temporary book/tax differences. Deferred taxes relate to the following temporary differences:

                                                                1996     1997
                                                               ------- --------
                                                               (IN THOUSANDS)
   Insurance reserves......................................... $   77  $    574
   Bad debt reserves..........................................    387       181
   Uniform cost capitalization on inventories.................    404       435
   Other......................................................    (26)      (89)
                                                               ------  --------
                                                               $  842  $  1,101
                                                               ======  ========

  The Company has determined that no valuation allowance for the deferred tax asset is required as of December 31, 1996 and 1997 as it is considered more likely than not that such benefits will be realized in the future through the combination of carryback availability, certain tax planning strategies that would allow for acceleration of deductible temporary differences to utilize remaining carryback availability and through expected future taxable income.

  Income tax provision (benefit) consists of :

                                                           1995   1996    1997
                                                           ----  ------  ------
                                                             (IN THOUSANDS)
   Currently payable:
     Federal.............................................. $782  $1,608  $1,396
     State................................................  142     393     317
                                                           ----  ------  ------
       Total currently payable............................  924   2,001   1,713
                                                           ----  ------  ------
   Deferred:
     Federal..............................................  (35)   (135)    297
     State................................................   29     (56)     67
                                                           ----  ------  ------
       Total deferred.....................................   (6)   (191)    364
                                                           ----  ------  ------
   Total.................................................. $918  $1,810  $2,077
                                                           ====  ======  ======

  The effective income tax rate is different from the statutory Federal income tax rate as indicated below:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Statutory federal income tax rate.......................... 34.0% 34.0% 34.0%
   State income taxes ($171,000, $337,000 and $384,000),
    net of federal benefit....................................  5.1   5.0   5.0
   Meals and entertainment....................................  2.4   1.3   1.9
                                                               ----  ----  ----
     Effective income tax rate................................ 41.5% 40.3% 40.9%
                                                               ====  ====  ====

5. EMPLOYEE BENEFIT PLANS:

 Pension Plans

  The Company's salaried employees participate in Irex's noncontributory defined benefit pension plan. The benefits under the plan are based on years of service and salary levels. Irex's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The Company receives an allocation of the plan's expenses from Irex. In 1995, 1996, and 1997, the Company's share of the plan's total expense was $230,000, $245,000, and $165,000, respectively. The Company will not participate in the plan following its separation from Irex. All liabilities associated with the plan will remain with Irex. The following table sets forth the Plan's funded status and related amounts recognized in the consolidated balance sheet of Irex and subsidiaries at December 31, 1996 and 1997:

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested
      benefits of $5,568 and $6,629, respectively............ $ 6,039  $ 6,986
                                                              =======  =======
     Projected benefit obligation for service rendered to
      date................................................... $ 7,698  $ 8,760
     Plan assets at fair value...............................  (7,528)  (8,759)
                                                              -------  -------
     Projected benefit obligation in excess of plan assets...     170        1
     Unrecognized net loss from past experience different
      from that assumed and effects of changes in
      assumptions............................................     275      840
                                                              -------  -------
     Accrued pension cost.................................... $   445  $   841
                                                              =======  =======

  Assumptions used were as follows:

                                                                     1996  1997
                                                                     ----- -----
   Weighted average discount rates.................................. 7.75% 7.25%
   Rates of increase in future compensation levels.................. 5.00% 5.00%
   Expected long-term rate of return on assets...................... 8.50% 8.50%

  The Company also maintains a defined contribution plan for its hourly-paid employees. Company contributions to the plan are based on a percentage of eligible employees' compensation. The expense for this plan was $69,000 in 1995, $108,000 in 1996, and $105,000 in 1997.

 Postretirement Benefits Other Than Pensions

  In addition to the pension plans, the Company's retired employees participate in an Irex-sponsored plan that provides certain health care benefits. Active salaried employees who were at least age 55 and had 10 years of consecutive service at January 1, 1990, are eligible for these benefits upon retirement. Also, active salaried employees of the Company whose age plus years of service equaled at least 55 at January 1, 1990, are eligible for these benefits upon retirement when they attain age 62 as long as such employees have either 20 years of service or their age plus years of service equals 90 upon retirement. Cash payments of up to $60 per month are given to retirees over age 65 to purchase supplemental Medicare coverage. Eligible retirees under age 65 are fully covered by Irex's insurance plan. The number of retirees under age 65 currently participating in the plan is not significant. Also the number of active employees of the Company who may become eligible is not significant; further, the Company will not participate in the plan following its separation from Irex. All liabilities associated with the plan will remain with Irex.

  The expected cost of these benefits is charged to expense during the years that the employees render service. The transition obligation is being amortized over 20 years. In 1995, 1996, and 1997 the Company's share of the Plan's total expense was $22,000, $29,000, and $15,000, respectively.

  The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet of Irex and subsidiaries at December 31, 1996 and 1997:

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
     Accumulated postretirement benefit obligation:
      Vested benefit obligation.............................  $   798  $   798
      Non-vested benefit obligation.........................      158      129
                                                              -------  -------
                                                                  956      927
     Plan assets at fair value..............................      (51)     --
                                                              -------  -------
     Accumulated postretirement benefit obligation in excess
      of plan assets........................................      905      927
     Unrecognized transition obligation.....................     (769)    (721)
     Unrecognized net gain..................................      340      289
                                                              -------  -------
     Accrued postretirement benefit liability...............  $   476  $   495
                                                              =======  =======

  For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for calendar 1997; the rate was assumed to decrease to 10% in 1998 and 7% for 2001 and remain level thereafter. Due to the provisions of the plan, increasing the assumed health care cost trend rates by one percentage point in each year would not have a significant impact on the accumulated postretirement benefit obligation or the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997.

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.25% at December 31, 1996 and 1997, respectively. The expected long-term rate of return on assets was 8.50% at December 31, 1996.

 Other

  The Company has an incentive compensation plan covering substantially all of its officers and key employees. The amount of incentive compensation is dependent upon the rate of return on assets of the Company and the particular regional or branch office. Total incentive compensation expense was $1,012,000 for 1995, $1,335,000 for 1996, and $1,428,000 for 1997.

  Substantially all of the Company's salaried employees are covered by defined contribution savings incentive and employee stock ownership plans (ESOP) maintained by Irex. Contributions to the savings incentive plan are based on a percentage of employee contributions to the plan, while ESOP contributions are discretionary. The Company's share of these plans' total expense was $256,000 in 1995, $299,000 in 1996, and $259,000 in 1997.

6. INCOME PER COMMON SHARE:

  In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128 "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures. The Company's basic income per share is calculated as income available to shareholders divided by the weighted average number of shares outstanding. Earnings per share have been retroactively restated to reflect the 291.4 to 1 stock split-up effected in the form of a dividend discussed in Note 11. For diluted income per share, there are no common stock equivalents.

7. BORROWINGS:

  Long-term notes payable to affiliates consists of the following at December 31, 1996 and 1997:

                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
   9.25% unsecured notes payable to affiliate due in equal
    annual installments
    from May 1, 1996 to 2002................................... $ 7,114 $ 5,928
   Unsecured note payable at prime commercial rate due to
    affiliate on
    December 1, 1998...........................................     250     250
                                                                ------- -------
     Total.....................................................   7,364   6,178
     Less current portion......................................   1,436   1,436
                                                                ------- -------
                                                                $ 5,928 $ 4,742
                                                                ======= =======

  Prime commercial rate is determined by the rate in effect on the previous December 1 and June 1.

  Other long-term debt is comprised of three unsecured notes totalling $94,000 as of December 31, 1997, with interest rates ranging from 6.63% to 8.16%, payable in monthly and annual installments through July 10, 2009. As of December 31, 1997, the current portion of other long-term debt is $19,000. Other long-term debt was $0, as of December 31, 1996.

  Interest expense for the notes payable to affiliate was $790,000 in 1995, $725,000 in 1996, and $679,000 in 1997.

  Any unpaid principal balance on each of the notes payable to affiliate may be prepaid in whole or in part without premium or penalty provided that at the time of any such prepayment all interest accrued to the date of prepayment on the portion of the principal balance be simultaneously paid and all prepayments be made on December 31 unless otherwise agreed by the holder.

  Long-term borrowings maturing during the next five years are as follows (in thousands):

       1998.............................................................. $1,455
       1999..............................................................  1,200
       2000..............................................................  1,192
       2001..............................................................  1,192
       2002..............................................................  1,192

  The payables to affiliates account, within current liabilities, includes the Company's cumulative cash borrowings from Irex and affiliates. Interest expense was $1,048,000 in 1995, $1,132,000 in 1996 and $1,249,000 in 1997. The
weighted average interest rate for the years ended December 31, 1995, 1996 and 1997 was 8%.

8. COMMITMENTS AND CONTINGENCIES:

  The Company leases distribution centers and sales offices under noncancelable operating lease agreements. Rental expense for all operating leases was $2,866,000 in 1995, $2,983,000 in 1996 and $3,624,000 in 1997. As
of December 31, 1997, the future minimum rental commitments under noncancelable operating leases that have terms in excess of one year are as follows (in thousands):

       1998............................................................. $2,615
       1999.............................................................  1,936
       2000.............................................................  1,525
       2001.............................................................  1,020
       2002.............................................................    583
       Subsequent years.................................................    299
                                                                         ------
         Total minimum rental obligations............................... $7,978
                                                                         ======

  The Company is involved from time to time in various claims and litigation arising in the ordinary course of its business. Management believes the outcome of such claims and litigation will not materially affect the Company's long-term business, financial position or results of operations.

  The Company, together with other subsidiaries of Irex, has guaranteed certain obligations of Irex, which at December 31, 1997 totaled $27,604,000. Such guarantees with respect to the Company will terminate upon completion of the separation transaction discussed in Note 11.

9. ACCRUED LIABILITIES:

  The components of accrued liabilities as of December 31, 1996 and 1997 are as follows:

                                                                1996    1997
                                                               ------- -------
                                                               (IN THOUSANDS)
   Salaries and wages......................................... $ 1,295 $ 1,404
   Workers' compensation, general and auto liability
    insurance.................................................     --    1,263
   Other......................................................   1,451   1,441
                                                               ------- -------
                                                               $ 2,746 $ 4,108
                                                               ======= =======

  At December 31, 1996, an affiliate of the Company maintained the reserves for workers' compensation, general and auto liability insurance. See note 10.

10. RELATED PARTIES:

  The Company sells its products to the specialty contracting subsidiaries of Irex. Sales to those affiliates are included in the Company's net sales as reflected in the consolidated statements of income. Net sales to the Company's affiliates were $10,682,000, $12,383,000 and $9,301,000 in 1995, 1996 and
1997, respectively.

  Irex provides various administrative and management services to its affiliates, including the Company. These services include, among others, management and maintenance of the information systems, legal, credit and risk management, cash management, tax, accounting and personnel administration. Irex allocates these costs to its affiliates through a combination of the estimated utilization of the services provided or as a percentage of net sales. Amounts allocated to the Company in excess of the actual costs incurred by Irex for these services are shown in the statements of shareholder's equity as a distribution to parent. Collectively, the allocation of the actual costs incurred by Irex for these services are reflected as selling, general and administrative expenses in the Company's consolidated statements of income. Management believes the methodology used to allocate the costs of these services is reasonable. As such, the Company was charged and has included $1,616,000, $1,815,000 and $2,542,000 in 1995, 1996 and 1997, respectively, as selling, general and administrative expenses in the consolidated statements of income. Amounts allocated to the Company in excess of the actual costs incurred by Irex for these services, in the amount of $748,000, $463,000 and $248,000 in 1995, 1996 and 1997, respectively, are shown in the statements of shareholder's equity as a distribution to parent.

  Irex administers the Company's insurance program. Prior to 1997, the reserves for workers' compensation and other insurance risks were not reflected on the consolidated balance sheet of the Company. As indicated in note 9 above, an affiliate of the Company maintained these reserves and made payments on behalf of the Company. The appropriate charges to the Company were recognized in the payable to affiliates account. The Company's expense related to workers' compensation and other insurance programs was $484,000 in 1995, $501,000 in 1996 and $606,000 in 1997.

  The Company's cash transactions flow through a consolidated banking arrangement that is maintained by Irex. The Company, in the normal course of business, receives credit for cash deposited or charges for working capital needed. The payable to affiliates account, at December 31, 1997, includes the Company's cumulative cash borrowings from Irex and affiliates. Based upon the activity within the payable to affiliates account, the Company is charged interest expense from Irex. Interest expense was $1,048,000 in 1995, $1,132,000 in 1996 and $1,249,000 in 1997.

11. SUBSEQUENT EVENTS:

 Separation

  On January 19, 1998, Irex announced its intention to spin off Specialty Products & Insulation Co. to its shareholders. Irex's Board of Directors, at its February 26, 1998 meeting, approved the proposed transaction in which shareholders of Irex common stock will receive a dividend of the Company's Common stock. This dividend is expected to be a tax-free distribution to current shareholders of Irex common stock. The transaction is expected to be completed in the fourth quarter of 1998.

  Concurrent with the spin off transaction described above, the Company intends to file a Form 10 with the Securities and Exchange Commission for purposes of registering shares of common stock.

  On October 28, 1998, the Company entered into a Stock Subscription Agreement with Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P. and Evercore Capital Offshore Partners L.P. (collectively, Evercore). Immediately following the spin off described above, Evercore will acquire approximately 45% of the total outstanding shares of the Company's common stock for approximately $15.4 million and loan $3.5 million to the Company in the form of a 9 year subordinated note, bearing interest at 11%. In addition, Evercore has agreed to provide a three year $20.0 million variable interest rate credit line to the Company. In addition, the Company's management will acquire up to 140 shares of the Common Stock.

  On April 9, 1998, the Company filed Restated Articles of Incorporation which increased the authorized number of shares of common stock to 15,000,000, changed the common stock par value to $0.01 and authorized 15,000,000 shares of Preferred stock at $0.01 par value. These changes have been retroactively reflected in the accompanying financial statements.

  In conjunction with the above transactions, the Company will enter into several agreements with Irex.

  .Corporate Separation Agreement--Pursuant to this agreement, Irex will provide management information system services to the Company. In addition, certain indemnifications, excluding tax related items, between the Company and Irex are defined in this agreement.

  .Tax Sharing and Indemnification Agreement--Tax related indemnifications between the Company and Irex are defined within this agreement. These indemnifications relate to the periods before and after the transactions described above.

  .Benefits Sharing Agreement--This agreement addresses the division of employee benefit plans and other employment-related liabilities between the Company and Irex.

  Prior to the spin-off described above, the Company will declare a 0.8532 to 1 reverse stock split. The reverse stock split has been retroactively reflected in the accompanying financial statements.

 Acquisition

  On March 1, 1998, the Company acquired the assets of Extol of Texas, Inc. (Extol), located in Houston, Texas, for cash consideration of approximately $5,558,000. Extol is primarily engaged in the distribution and fabrication of commercial and industrial insulation systems, and other specialty products.

12. PRO FORMA INFORMATION (UNAUDITED):

  The unaudited pro forma consolidated balance sheet of the Company as of December 31, 1997 reflects the planned dividend (estimated at $10,490,000) to be made to Irex through the execution of a note payable to Irex and subsequently partially repaid from the net proceeds of the New Investment. Pursuant to the requirements of the Securities and Exchange Commission, the dividend has been reflected in the pro forma balance sheet without giving effect to any receipt of the net proceeds from the New Investment. In addition, pursuant to the requirements of the Securities and Exchange Commission, the pro forma income per share data giving effect to the number of shares whose proceeds were used to in effect pay the dividend on both a basic and diluted basis is $224.54. Pro forma weighted average shares outstanding on both a basic and diluted basis was 13,392.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                THREE MONTHS     SIX MONTHS
                                               ENDED JUNE 30,  ENDED JUNE 30,
                                              ---------------- ---------------
                                               1997     1998    1997    1998
                                              ------- -------- ------- -------
                                                   (IN THOUSANDS, EXCEPT
                                                      PER SHARE DATA)
Net sales.................................... $37,553 $ 47,367 $73,833 $90,036
Cost of sales................................  29,376   36,671  57,931  69,980
                                              ------- -------- ------- -------
  Gross profit...............................   8,177   10,696  15,902  20,056
Selling, general and administrative
 expenses....................................   6,585    8,402  13,173  16,394
                                              ------- -------- ------- -------
  Operating income...........................   1,592    2,294   2,729   3,662
Interest expense, net........................     477      556     925   1,072
                                              ------- -------- ------- -------
  Income before income taxes.................   1,115    1,738 $ 1,804   2,590
Income tax provision.........................     455      713     736   1,062
                                              ------- -------- ------- -------
  Net income................................. $   660 $  1,025 $ 1,068 $ 1,528
                                              ======= ======== ======= =======
Net income per share--basic.................. $ 77.36 $ 120.14 $125.18 $179.09
                                              ======= ======== ======= =======
Net income per share--diluted................ $ 77.36 $ 120.14 $125.18 $179.09
                                              ======= ======== ======= =======
Weighted average shares outstanding--basic...   8,532    8,532   8,532   8,532
                                              ======= ======== ======= =======
Weighted average shares outstanding--
 diluted.....................................   8,532    8,532   8,532   8,532
                                              ======= ======== ======= =======



         See notes to the condensed consolidated financial statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                     JUNE 30,
                                                   DEC.                1998
                                                    31,   JUNE 30,  PRO FORMA
                                                   1997     1998   (SEE NOTE 8)
                                                  ------- -------- ------------
                                                         (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents....................... $   345 $   518    $   518
 Receivables, net................................  27,635  32,449     32,449
 Inventories of materials and supplies...........  15,667  18,509     18,509
 Prepaid expenses................................     173     817        817
 Deferred income taxes...........................   1,100   1,100      1,100
                                                  ------- -------    -------
  Total current assets...........................  44,920  53,393     53,393
                                                  ------- -------    -------
Property and Equipment, net......................   1,768   2,471      2,471
                                                  ------- -------    -------
Other Assets.....................................     963   1,783      1,783
                                                  ------- -------    -------
                                                  $47,651 $57,647    $57,647
                                                  ======= =======    =======
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
 Current portion of long-term notes payable to
  affiliates and other
  long-term debt................................. $ 1,455 $ 1,453    $ 1,453
 Accounts payable................................   7,360  10,775     10,775
 Payable to affiliates...........................  20,221  26,039     26,039
 Accrued liabilities.............................   4,108   4,659      4,659
 Accrued income taxes............................     510     476        476
 Dividend payable to Irex Corporation............     --      --      10,490
                                                  ------- -------    -------
  Total current liabilities......................  33,654  43,402     53,892
                                                  ------- -------    -------
Long-term notes payable to affiliates, less
 current portion.................................   4,742   3,557      3,557
Long-term debt, less current portion.............      75      58         58
Commitments and Contingencies
Shareholder's Equity:
 Preferred stock, $0.01 par value per share;
  15,000,000 shares authorized; none issued......     --      --         --
 Common stock, $0.01 par value per share;
  15,000,000 shares authorized; 8,532 issued and
  outstanding....................................     --      --         --
 Paid-in surplus.................................   1,003   1,003      1,003
 Retained earnings...............................   8,177   9,627       (863)
                                                  ------- -------    -------
  Total shareholder's equity.....................   9,180  10,630        140
                                                  ------- -------    -------
                                                  $47,651 $57,647    $57,647
                                                  ======= =======    =======

         See notes to the condensed consolidated financial statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               FOR THE SIX
                                                              MONTHS ENDED
                                                                JUNE 30,
                                                             ----------------
                                                              1998     1997
                                                             -------  -------
                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.................................................. $ 1,528  $ 1,068
Reconciliation of net income to net cash provided by
 operating activities
  Depreciation and amortization.............................     452      307
  Provision for losses on accounts receivable...............     341       (9)
  (Gain) loss on sale of assets.............................     (65)       2
(Increase) decrease in assets--
  Receivables...............................................  (3,039)  (1,673)
  Inventories...............................................    (112)    (412)
  Other prepaid expenses....................................    (644)     308
Increase (decrease) in liabilities--
  Accounts payable..........................................   3,415      891
  Accrued income taxes......................................     (34)     555
  Accrued liabilities and other.............................     551     (493)
                                                             -------  -------
    Net cash provided by operating activities...............   2,393      544
                                                             -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment.........................    (186)    (276)
Acquisitions of certain businesses
  Assets....................................................  (5,640)     --
  Intangibles...............................................    (930)     --
                                                             -------  -------
    Net cash used for investing activities..................  (6,756)    (276)
                                                             -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt..................................  (1,204)  (1,186)
Increase in payable to affiliates...........................   5,740    1,060
                                                             -------  -------
    Net cash provided by (used for) financing activities....   4,536     (126)
                                                             -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     173      142
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     345       78
                                                             -------  -------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................... $   518  $   220
                                                             =======  =======

         See notes to the condensed consolidated financial statements.

              SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                 JUNE 30, 1998

1. BASIS OF PRESENTATION:

  Specialty Products & Insulation Co. (the Company) is a wholly owned subsidiary of Irex Corporation (Irex). The consolidated financial statements of the Company include the accounts of Specialty Products & Insulation Co. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 1997.

  The financial information presented herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of the results to be expected for the full year.

2. RELATED PARTIES:

  The Company sells its products to the specialty contracting subsidiaries of Irex. Sales to those affiliates are included in the Company's net sales as reflected in the consolidated statements of income. Net sales to the Company's affiliates were $1,308,000 and $2,024,000 and $4,095,000 and $3,964,000, in the three and six months ended June 30, 1997 and 1998, respectively.

  Prior to March 31, 1998, Irex provided various administrative and management services to its affiliates, including the Company. These services included, among others, management and maintenance of the information systems, legal, credit and risk management, cash management, tax, accounting, and personnel administration. Irex allocated these costs to its affiliates through a combination of the estimated utilization of the services provided or as a percentage of net sales. Amounts allocated to the Company in excess of the actual costs incurred by Irex for these services are shown in the statement of shareholder's equity as a distribution to parent. Collectively, the allocation of the actual costs incurred by Irex for these services are reflected as selling, general and administrative expenses in the Company's consolidated statements of income. Management believes the methodology used to allocate the cost of these services is reasonable. Amounts allocated to the Company in excess of the actual costs incurred by Irex for these services were $67,000 for the three months ended June 30, 1997 and $180,000 and $78,000 for the six months ended
  June 30, 1997 and 1998, respectively, and are considered to be a distribution to parent.

  After March 31, 1998, the administrative and management services provided to the Company by Irex were limited to the management and maintenance of the information systems and other miscellaneous services. Irex charges the Company the cost of these services based on the estimated utilization of the services provided.

  The costs described in the prior two paragraphs are reflected as selling, general and administrative expenses in the Company's consolidated statements of income and total $624,000 and $1,242,000 for the three and six month periods ended June 30, 1997, respectively, and $240,000 and $868,000 for the three and six month periods ended June 30, 1998, respectively.

3. SUPPLEMENTAL CASH FLOW INFORMATION:

  The Company's state income tax payments, net of refunds, were $22,000 and $129,000 for the three and six month periods ended June 30, 1997, respectively, and $253,000 and $352,000 for the three and six months ended June 30, 1998, respectively. Interest on the notes payable to affiliate and the payable to affiliates account are charged to the payable to affiliates account.

4. SEPARATION:

  On January 19, 1998, Irex announced its intention to spin off Specialty Products & Insulation Co. to its shareholders. Irex's Board of Directors, at its February 26, 1998 meeting approved the proposed transaction in which shareholders of Irex common stock will receive a dividend of the Company's common stock. This dividend is expected to be a tax-free distribution to current shareholders of Irex common stock. The transaction is expected to be completed in the fourth quarter of 1998.

  On April 9, 1998, the Company filed Restated Articles of Incorporation, which increased the authorized number of shares of common stock to 15,000,000, changed the common stock par value to $0.01 and authorized 15,000,000 shares of preferred stock at $0.01 par value. These changes have been retroactively reflected in the accompanying financial statements.

  Concurrent with the spin off transaction described above, the Company intends to file a Form 10 with the Securities and Exchange Commission for purposes of registering shares of common stock.

  On October 28, 1998, the Company entered into a Stock Subscription Agreement with Evercore Capital Partners L.P., Evercore Capital Partners
  (NQ) L.P. and Evercore Capital Offshore Partners L.P. (collectively, Evercore). Pursuant to the Stock Subscription Agreement, Evercore will acquire approximately 45% of the total outstanding shares of the Company's common stock for approximately $15.4 million and loan $3.5 million to the Company in the form of a 9 year subordinated note, bearing interest at 11%. In addition, Evercore has agreed to provide a three year $20.0 million variable interest rate credit line to the Company. In addition, the Company's management will acquire up to 140 shares of the Common Stock.

  Prior to the spin-off described above, the Company will declare a 0.8532 to 1 reverse stock split. The reverse stock split has been retroactively reflected in the accompanying financial statements.

5.DEFERRED OFFERING COSTS:

  On April 13 1998, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the initial public offering of 2,000,000 shares of the Company's Common Stock. The Company had previously announced the planned spin off from Irex Corporation through a pro rata distribution of all of the Company's common stock to the shareholders of Irex Corporation. On June 17, 1998, the Company announced the postponement of its planned spin off from Irex Corporation and the initial public offering due to adverse market conditions. Through June 30, 1998, the Company had incurred and capitalized on their balance sheet approximately $584,000 of costs related to the initial public offering. During the third quarter of 1998, the Company decided not to proceed with the initial public offering of its common stock. In total, approximately $1.1 million in expenses related to the initial public offering were incurred through September 30, 1998 and will be expensed in the third quarter of 1998.

6. CREDIT FACILITY:

  The Company has executed a letter of commitment with a syndicate of lenders for a $50.0 million unsecured credit facility. The investment in the Company by the group of investors, discussed above, is contingent upon the Company securing this credit facility for working capital, acquisitions and general corporate purposes.

7. EMPLOYEE BENEFIT PLAN:

  In connection with the Separation discussed above, the Company has adopted a defined contribution savings incentive plan covering substantially all salaried employees. Contributions to the savings incentive plan are based on specified percentages of employee contributions to the plan. As a result of the adoption of this plan, the Company's salaried employees no longer contribute or participate in the defined contribution savings incentive plan maintained by Irex.

8. ACQUISITIONS:

  On March 1, 1998, the Company acquired the assets of Extol of Texas, Inc. (Extol), located in Houston, Texas, for cash consideration of approximately $5,558,000. Extol is primarily engaged in the distribution and fabrication of commercial and industrial insulation systems, and other specialty products. The acquisition was accounted for using the purchase method of accounting, and the financial statements reflect the results of operations and cash flows of the operation from the date of acquisition. On June 29, 1998, the Company acquired the assets of Presnell Insulation Co., Inc. ("Presnell") for cash consideration of approximately $1.0 million. Presnell is primarily engaged in the distribution and fabrication of mechanical insulation products. Had the acquisition occurred at the beginning of the periods presented, sales and net income would not have been materially different from reported results.


  On October 26, 1998, the Company acquired the outstanding common stock of Paragon Industries, Inc. (Paragon), a distributor and laminator of numerous mechanical insulation, HVAC, metal building insulation and specialty products. The purchase price for Paragon was approximately $3.7 million (including the assumption of $1.7 million of debt). Paragon had sales of approximately $15.0 million for the fiscal year ended March 31, 1998.

9. PRO FORMA INFORMATION:

  The unaudited pro forma consolidated balance sheet of the Company as of June 30, 1998, reflects the planned dividend (estimated at $10,490,000) to be made to Irex through the execution of a note payable to Irex and subsequently partially repaid from the net proceeds of the New Investment. Pursuant to the requirements of the Securities and Exchange Commission, the dividend has been reflected in the pro forma balance sheet without giving effect to any receipt of the net proceeds of the New Investment. In addition, pursuant to the requirements of the Securities and Exchange Commission, the pro forma income per share data giving effect to the number of shares whose proceeds were used to in effect pay the dividend on both a basic and diluted basis is $76.54 and $114.10 for the three months and six months ended June 30, 1998, respectively. Pro forma weighted average shares outstanding on both a basic and diluted basis are 13,392.

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                               TABLE OF CONTENTS

Information Statement Summary.............................................    2
Certain Special Considerations............................................    7
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Dividend Policy...........................................................   21
Business..................................................................   22
Management................................................................   30
Principal Shareholders....................................................   34
Separation from Irex......................................................   35
New Investment............................................................   39
Description of Capital Stock..............................................   41
Experts...................................................................   43
Additional Information....................................................   43
Cautionary Statement Regarding Forward-Looking Statements.................   44
Index to Financial Statements.............................................  F-1


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                   [LOGO OF SPECIALTY PRODUCTS APPEARS HERE]

                             SPECIALTY PRODUCTS &
                                INSULATION CO.



                             INFORMATION STATEMENT



                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

  The Company has not issued any unregistered securities within the past three years.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

  None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

  (a) Financial Statement Schedules:

  Schedules not included herein are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

  (b) Exhibits:

The following exhibits are filed herewith unless otherwise indicated:

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
    2.1    Stock Subscription Agreement among Irex, SPI and Evercore.
    3.1    Restated Articles of Incorporation of the Company.
    3.2    Bylaws of the Company.
    4.1*   Specimen Common Stock Certificate.
   10.1    Form of Corporate Separation Agreement.
   10.2    Form of Tax Sharing and Indemnification Agreement.
   10.3    Form of Benefits Sharing Agreement.
   10.4*   Form of 1998 Specialty Products & Insulation Co. Stock Option Plan.
   10.5    Form of Employment Agreement of Ronald L. King.
   10.6    Form of Employment Agreement of Michael J. Hughes.
   10.7    Form of Executive Employment Agreement.
   10.8    Form of Evercore Note Purchase Agreement.
   10.9    Form of Irex Note Agreement
   10.10*  [Credit Facility].
   21.1*   Subsidiaries of the Registrant.
   23.1*   Consent of Arthur Andersen LLP.
   99.1*   Consent of W. Kirk Liddell
   99.2*   Consent of John O. Shirk
   99.3*   Consent of William W. Adams
   99.4*   Consent of David G. Offensend
   99.5*   Consent of Christopher L. Ryan
   99.6*   Consent of John Birk

--------
*To be filed by amendment.

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Specialty Products & Insulation Co.

                                                    /s/ Ronald L. King
                                          By: _________________________________
                                            Ronald L. King President and Chief
                                                     Executive Officer

Date: November 4, 1998

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Specialty Products & Insulation Co.

  As independent public accountants, we hereby consent to the use of our report (and to all references to our Firm) included in or made a part of this Form 10.

                                          Arthur Andersen LLP

Lancaster, Pennsylvania
November 4, 1998

                                                                     SCHEDULE II

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                       BALANCE AT PROVISION              BALANCE
                                       BEGINNING   CHARGED    ACCOUNTS   AT END
                                        OF YEAR   TO EXPENSE WRITTEN OFF OF YEAR
                                       ---------- ---------- ----------- -------
YEAR ENDED DECEMBER 31, 1995
  Allowance for Doubtful Accounts.....    $700      $  830      $(936)    $594
YEAR ENDED DECEMBER 31, 1996
  Allowance for Doubtful Accounts.....    $594      $1,120      $(720)    $994
YEAR ENDED DECEMBER 31, 1997
  Allowance for Doubtful Accounts.....    $994      $   71      $(599)    $466

                               INDEX TO EXHIBITS

                                                                  SEQUENTIALLY
   EXHIBIT                                                          NUMBERED
   NUMBER  DESCRIPTION                                              PAGE NO.
   ------- -----------                                            ------------
    2.1    Stock Subscription Agreement among Irex, SPI and
           Evercore ............................................
    3.1    Restated Articles of Incorporation of the Company....
    3.2    Bylaws of the Company................................
    4.1*   Specimen Common Stock Certificate....................
   10.1    Form of Corporate Separation Agreement...............
   10.2    Form of Tax Sharing and Indemnification Agreement....
   10.3    Form of Benefits Sharing Agreement...................
   10.4*   Form of 1998 Specialty Products & Insulation Co.
            Stock Option Plan...................................
   10.5    Form of Employment Agreement of Ronald L. King.......
   10.6    Form of Employment Agreement of Michael J. Hughes....
   10.7    Form of Executive Employment Agreement ..............
   10.8    Form of Evercore Note Purchase Agreement ............
   10.9    Form of Irex Note Agreement .........................
   10.10*  [Credit Facility]....................................
   21.1*   Subsidiaries of the Registrant.......................
   23.1*   Consent of Arthur Anderson LLP.......................
   99.1*   Consent of W. Kirk Liddell ..........................
   99.2*   Consent of John O. Shirk.............................
   99.3*   Consent of William W. Adams..........................
   99.4*   Consent of David G. Offensend........................
   99.5*   Consent of Christopher L. Ryan.......................
   99.6*   Consent of John Birk.................................

--------
*To be filed by amendment